SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

RIGHTSIDE GROUP, LTD.

(Name of Subject Company)

RIGHTSIDE GROUP, LTD.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Rick Danis

General Counsel

Rightside Group, Ltd.

5808 Lake Washington Blvd. NE, Suite 300

Kirkland, WA 98033

(425) 298-2500

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq.	Bradley L. Finkelstein, Esq.
Jeana S. Kim, Esq.	Wilson Sonsini Goodrich & Rosati
Wilson Sonsini Goodrich & Rosati	Professional Corporation
Professional Corporation	650 Page Mill Road
701 Fifth Avenue, Suite 5100	Palo Alto, CA 94304
Seattle, WA 98104	(650) 493-9300
(206) 883-2500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is Rightside Group, Ltd., a Delaware corporation (“Rightside” or the “Company”). The address of the Company’s principal executive office is 5808 Lake Washington Blvd. NE, Suite 300, Kirkland, WA 98033, and the telephone number of the Company’s principal executive office is (425) 298-2500.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the common stock, $0.0001 par value per share, of the Company (the “Shares” or the “Common Stock”). As of June 23, 2017, there were 19,287,957 shares of Common Stock issued and outstanding, 772,896 shares of Common Stock underlying outstanding options (“Options”) that were in-the-money under the Company’s equity plans and 1,248,313 shares of Common Stock subject to restricted stock units (“RSUs”).

Item 2.	Identity and Background of Filing Person.

Name and Address. The Company is both the person filing this Statement and the subject company. The information about the Company’s address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. The Company’s website address is www.rightside.co. The information on the Company’s website is not, and should not be considered, a part of this Statement.

Tender Offer and Merger. This Statement relates to the tender offer by DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Donuts Inc., a Delaware corporation (“Parent” or “Donuts”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 27, 2017, and pursuant to which Purchaser is offering to purchase all outstanding Shares at a price of $10.60 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2017 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2017 (as such agreement may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable following the successful consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), including Section 251(h) of the DGCL, Purchaser will merge with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. Because the Merger will be effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Rightside does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

As of the effective time of the Merger (the “Effective Time”), each Share that is not validly tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares held by the Company or any wholly owned subsidiary of the Company (or held in treasury), Shares held by Parent, Purchaser or any wholly owned subsidiary of Parent or Shares held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL), without interest thereon and less any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended) (the “Exchange Act”) the Offer on June 27, 2017. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at midnight (i.e., one minute after 11:59 pm) (New York City Time), on July 26, 2017, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) under the Exchange Act) after the date on which the Offer was first commenced (within the meaning of Rule 14d-2 under the Exchange Act).

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s public reports filed with the SEC. The Merger Agreement contains representations and warranties by each of Parent, Purchaser and the Company. These representations and warranties were made solely for the benefit of the parties to the Merger Agreement and: should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; may have been qualified in the Merger Agreement by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement; may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws; and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement.

According to the Offer to Purchase, the Purchaser’s and Parent’s principal executive offices are located at 10500 NE 8th Street, Suite 1450, Bellevue, WA 98004, and the telephone number of their principal executive offices is (424) 262-4238.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

(a)	Arrangements with Executive Officers and Directors of the Company.

Interests of Certain Persons. Certain members of management and the Company’s Board of Directors (the “Board” or the “Board of Directors”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Company stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Consideration Payable Pursuant to the Offer

Cash Consideration for Shares. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 23, 2017, the Company’s directors and executive officers (and affiliates and affiliated investment entities) owned 634,914 Shares in the aggregate (excluding Options and RSUs). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive an aggregate of approximately $6,730,088 in cash.

Cash Consideration for Options. As of June 23, 2017, the Company’s directors and executive officers held 762,971 Options in the aggregate, 193,981 of which were vested and exercisable as of that date, with exercise prices ranging from $8.43 to $19.07 and an aggregate weighted average exercise price of $10.73 per Share. Of those Options, 128,934 were In-the-Money Options, all of which were vested and exercisable as of that date, with exercise prices ranging from $8.43 to $10.59 and an aggregate weighted average exercise price of $8.83 per Share. Pursuant to, and as described further in, the Merger Agreement, effective as of the Effective Time, each

Option with an exercise price per Share less than $10.60 (each such Option, an “In-the-Money Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be cancelled and the holder of such In-the-Money Option will receive a cash payment, without interest and less any applicable tax withholding, equal to (i) the total number of Shares subject to such In-the-Money Option, multiplied by (ii) the excess of (A) $10.60 over (B) the per Share exercise price of the In-the-Money Option. As a result, based on the number of In-the-Money Options held on June 23, 2017, if all such In-the-Money Options are cashed out, the Company’s directors and executive officers would be entitled to receive a payment of approximately $1,355,999 in the aggregate. All Options, whether vested or unvested, that are outstanding immediately prior to the Effective Time with a per Share exercise price greater than or equal to $10.60 will be cancelled at the Effective Time and the holder will not receive any consideration for such cancelled Options.

Consideration for RSUs. As of June 23, 2017, the Company’s directors and executive officers held outstanding RSUs covering 602,399 Shares in the aggregate. Pursuant to, and as described further in, the Merger Agreement, effective as of the Effective Time, each RSU award outstanding immediately prior to the Effective Time will be cancelled, and in substitution for such cancelled RSU award, the holder of the cancelled RSU award will become entitled to receive an amount in cash, without interest and less any applicable tax withholding, equal to (i) the total number of Shares subject to such cancelled RSU award, multiplied by (ii) $10.60 (the “Substituted Cash Award”). The Substituted Cash Award will vest and become payable in installments on the same schedule as the vesting schedule applicable to the cancelled RSU award, subject to continued service or employment, and remain subject to the other terms and conditions that applied to the cancelled RSU award. Any Substituted Cash Awards that are vested as of the Effective Time will be settled at, or as soon as practicable following, the Effective Time. As a result, based on the outstanding RSUs held by the Company’s executive officers on June 23, 2017, if all such RSUs are cancelled and substituted for Substituted Cash Awards, the Company’s executive officers would be entitled to receive a payment of approximately $6,061,738 in the aggregate.

Each RSU award held by a non-employee director will fully accelerate as of the Effective Time. As a result, based on the number of RSUs held by directors on June 23, 2017, the directors would be entitled to receive a payment of approximately $323,694 in the aggregate.

Table of Equity Related Payments. The following table sets forth the approximate amount of the payments that each Company director and executive officer is entitled to receive in connection with the consummation of the Merger pursuant to their equity ownership as of June 23, 2017:

Name	Shares Owned (#)(1)	Consideration for Owned Shares ($)(2)	Shares Subject to In-the- Money Outstanding Options (#)(3)	Consideration for Vested In- the-Money Options ($)(4)	Consideration for Unvested In-the-Money Options ($)(5)	Outstanding RSUs (#)	Consideration for Outstanding RSUs ($)(6)	Aggregate Cash Consideration ($)
Directors
David Panos	25,332	$268,519	0	$0	$0	6,793	$72,006	$340,525
Diane Irvine	18,085	$191,701	0	$0	$0	5,936	$62,922	$254,623
Robert J. Majteles	42,904	$454,782	0	$0	$0	5,936	$62,922	$517,704
James Quandt	42,941	$455,175	0	$0	$0	5,936	$62,922	$518,097
Richard Spalding	29,984	$317,830	0	$0	$0	5,936	$62,922	$380,752
Executive Officers
Taryn Naidu*	233,960	$2,479,976	390,007	$151,756	$602,172	257,706	$2,731,684	$5,965,588
Tracy Knox	97,637	$1,034,952	173,962	$60,622	$283,377	108,143	$1,146,316	$2,525,267
Rick Danis	56,430	$598,158	40,536	$5,370	$80,566	68,605	$727,213	$1,411,307
Wayne MacLaurin	39,103	$414,492	40,536	$5,370	$80,566	74,855	$793,463	$1,293,891
Matthew Delgado	48,538	$514,503	40,748	$5,632	$80,568	62,553	$663,062	$1,263,765

*	Mr. Naidu is both a director and an executive officer.

(1)	Based on the number of Shares owned as of June 23, 2017.
(2)	Calculated based on (i) the number of owned Shares, multiplied by (ii) $10.60.
(3)	Number shown is the number of Shares subject to outstanding Options as of June 23, 2017 (whether vested or unvested), with an exercise price below $10.60.
(4)	Calculated based on (i) the number of vested and exercisable In-the-Money Options as of June 23, 2017, multiplied by (ii) the difference between $10.60 and the exercise price of the applicable In-the-Money Option. Options with a per Share exercise price greater than or equal to $10.60 will be cancelled for no consideration.
(5)	Calculated based on (i) the number of unvested In-the-Money Options as of June 23, 2017, multiplied by (ii) the difference between $10.60 and the exercise price of the applicable In-the-Money Option. Options with a per Share exercise price greater than or equal to $10.60 will be cancelled for no consideration.
(6)	Calculated based on (i) the number of outstanding RSUs as of June 23, 2017, multiplied by (ii) $10.60. For executive officers, this consideration will become payable in installments on the same schedule as the vesting schedule applicable to the cancelled RSU award, subject to continued service or employment, and remain subject to the other terms and conditions that applied to the cancelled RSU award.

Employment Agreements with Rightside

Rightside has entered into an employment agreement (each, an “Employment Agreement”) with each of Taryn Naidu, Tracy Knox, Rick Danis, Wayne MacLaurin and Matthew Delgado (each, an “Executive” and together, the “Executives”). Pursuant to the terms of each Employment Agreement, if the Executive is terminated (1) by Rightside without “cause” (as defined in the applicable Employment Agreement), (2) by the Executive for “good reason” (as defined in the applicable Employment Agreement) or (3) by reason of the Executive’s death or “disability” (as defined in the applicable Employment Agreement) (together, a “Qualifying Termination”), in any case, then in addition to accrued amounts, the Executive will be entitled to receive the following, subject to the delivery of an effective general release of claims in favor of Rightside:

–	Severance pay equal to:

•	For Mr. Naidu, an amount equal to one year of Mr. Naidu’s salary then in effect on the termination date, payable in equal installments through the one-year anniversary of the termination date (or, if earlier, March 15 of the calendar year immediately following the calendar year that includes the termination date), plus lump sum payments of any accrued but unpaid prior year bonus, and the accrued but unpaid pro-rated portion of any bonus for the partial calendar year in which the termination occurs;

•	For Ms. Knox, an amount equal to nine months of Ms. Knox’s salary then in effect on the termination date, payable in equal installments through the nine-month anniversary of the termination date, plus a lump sum payment in an amount equal to any accrued but unpaid prior year bonus;

•	For Mr. Danis, an amount equal to six months of Mr. Danis’ salary then in effect on the termination date, payable in equal installments through the six-month anniversary of the termination date, plus a lump sum payment in an amount equal to any accrued but unpaid prior year bonus;

•	For Mr. MacLaurin, an amount equal to six months of Mr. MacLaurin’s salary then in effect on the termination date, payable in equal installments through the six-month anniversary of the termination date and a lump sum payment in an amount equal to any accrued but unpaid prior year bonus; and

•	For Mr. Delgado, a lump sum payment in an amount equal to three months’ salary then in effect on the termination date and a lump sum payment in an amount equal to any accrued but unpaid prior year bonus.

–	Rightside subsidized healthcare continuation coverage for the Executive and his or her eligible dependents as follows:

•	For Mr. Naidu, for up to a one-year period following the termination date;

•	For Ms. Knox, for up to a nine-month period following the termination date;

•	For Mr. Danis, for up to a six-month period following the termination date;

•	For Mr. MacLaurin, for up to a six-month period following the termination date; and

•	For Mr. Delgado, for up to a three-month period following the termination date.

–	For Mr. Naidu and Ms. Knox only, accelerated vesting of all outstanding equity awards held by the Executive on the termination date with respect to the number of shares underlying each equity award that would have vested over the one-year period immediately following the termination date.

In addition, if the Executive experiences a Qualifying Termination, and such termination occurs on or within 90 days prior to (or for Mr. Naidu, on or within 120 days prior to), or within one-year following a “change in control” (as defined in the applicable Employment Agreement and including the Merger) (such termination a “Change of Control Qualifying Termination”), in addition to the cash severance and continuing benefits described above, all outstanding equity awards held by each Executive will conditionally vest and become exercisable on the later of the termination date or the date of the change in control.

In the event that the severance benefits provided for in the applicable Employment Agreement or otherwise payable to the Executive constitute “parachute payments” under Section 280G of the Internal Revenue Service Code of 1986, as amended (the “Code”), and would be subject to the applicable excise tax, then the Executive’s severance benefits will be either (i) delivered in full or (ii) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to the excise tax under Section 4999 of the Code, whichever results in the receipt by the Executive on an after-tax basis of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code (the “better-of provision”).

Other Payments

Rightside is considering the possibility of, but has not committed to, paying the Executives their fiscal year 2017 bonuses at up to 100% of target upon the consummation of the Merger. If Mr. Naidu experiences a Qualifying Termination (including a Change of Control Qualifying Termination) in fiscal year 2017 and receives his fiscal year 2017 bonus upon the consummation of the Merger, he will not also receive a pro-rated portion of his fiscal year 2017 bonus as severance.

Potential Payments upon the Effective Time or a Change of Control Qualifying Termination

The following table sets forth the approximate payments and/or benefits that would be owed to each of Rightside’s current executive officers upon the Effective Time or a Change of Control Qualifying Termination, assuming that (i) the Offer is completed at the price of $10.60 per Share and the Effective Time occured on June 23, 2017, (ii) each Executive receives the maximum payments under the applicable Employment Agreement for the full severance period and no payments are reduced pursuant to the better-of provision, (iii) the termination of employment took place on June 23, 2017 and (iv) all equity awards that were outstanding as of June 23, 2017 remained outstanding.

Name	Benefit Type	Payment upon the Effective Time	Payment in the Case of a Change of Control Qualifying Termination
Taryn Naidu	Cash Severance and Bonus Payment (1)	$340,000	$400,000
	Benefits Continuation (2)	—	$20,108
	Consideration for In-the-Money Options (3)	$753,928	—
	Consideration for RSUs (4)	—	$2,731,684

	TOTAL	$1,093,928	$3,151,792

Name	Benefit Type	Payment upon the Effective Time	Payment in the Case of a Change of Control Qualifying Termination
Tracy Knox	Cash Severance and Bonus Payment (1)	$183,700	$250,500
	Benefits Continuation (2)	—	$7,369
	Consideration for In-the-Money Options (3)	$343,999	—
	Consideration for RSUs (4)	—	$1,146,316

	TOTAL	$527,699	$1,404,185

Rick Danis	Cash Severance and Bonus Payment (1)	$87,500	$125,000
	Benefits Continuation (2)	—	$8,315
	Consideration for In-the-Money Options (3)	$85,936	—
	Consideration for RSUs (4)	—	$727,213

	TOTAL	$173,436	$860,528

Wayne MacLaurin	Cash Severance and Bonus Payment (1)	$90,650	$129,500
	Benefits Continuation (2)	—	$8,315
	Consideration for In-the-Money Options (3)	$85,936	—
	Consideration for RSUs (4)	—	$793,463

	TOTAL	$176,586	$931,278

Matthew Delgado	Cash Severance and Bonus Payment (1)	$75,000	$62,500
	Benefits Continuation (2)	—	—
	Consideration for In-the-Money Options (3)	$86,200	—
	Consideration for RSUs (4)	—	$663,062

	TOTAL	$161,200	$725,562

(1)	Represents the value of the cash severance payments payable to each Executive, as outlined and described above. In addition, Rightside is considering the possibility of, but has not committed to, paying fiscal year 2017 bonuses at up to 100% of target regardless of whether the Executive is terminated. These calculations assume the Executive’s base salary and target bonus as in effect as of June 13, 2017, will not change and assumes that fiscal year 2017 bonuses will be paid at 100% of target at the Effective Time. If Mr. Naidu is terminated in fiscal year 2017 and receives his fiscal year 2017 bonus at the Effective Time, he will not also receive the pro-rated portion of his bonus payable upon a Qualifying Termination as set forth in his Employment Agreement. For purposes of this table, we have assumed Mr. Naidu’s fiscal year 2017 bonus will be paid at 100% of target and he will not receive a pro-rated portion of his bonus upon a Qualifying Termination.
(2)	Represents the value of the subsidized healthcare continuation coverage for the Executive and his or her eligible dependents, as outlined and described above. These calculations assume the Executive’s healthcare elections as in effect as of June 13, 2017, will not change. As of the date of this filing, Mr. Delgado does not participate in the Company’s healthcare programs.
(3)	Represents the cash consideration for each Executive’s In-the-Money Options (whether vested or unvested) as outlined and described above with such value calculated based on (i) the number of outstanding In-the-Money Options as of June 23, 2017, multiplied by (ii) the difference between $10.60 and the exercise price of the In-the-Money Option. The values above assume that all In-the-Money Options outstanding as of June 23, 2017 remain outstanding. Options with a per Share exercise price greater than or equal to $10.60 will be cancelled for no consideration.
(4)	Represents the value of the Substituted Cash Award that each Executive will receive for his or her cancelled RSUs (including any RSUs subject to performance-based vesting), as outlined and described above with such value equal to (i) the number of outstanding RSUs as of June 23, 2017, multiplied by (ii) $10.60.

Indemnification Agreements with Rightside

The Company has entered into agreements to indemnify its directors, officers and other employees as determined by the Board of Directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. This description of the indemnification agreements entered into between the Company and its directors, officers and employees is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(7) hereto, which is incorporated herein by reference. The Company also maintains directors’ and officers’ liability insurance that insures the Company’s directors and officers against certain losses and insures the Company with respect to its obligations to indemnify its directors and officers.

Employment Arrangements with Parent

As of the date of this filing, no Executive has entered into a new employment arrangement or employment agreement with Parent.

Effect of Merger Agreement on Employee Benefits.

The Merger Agreement provides that the Company, as the surviving corporation following the Merger (the “Surviving Corporation”) and its subsidiaries will (and Parent shall cause the Surviving Corporation and its subsidiaries to) comply with employment contracts that were in effective as of the Effective Time for employees of the Company and its subsidiaries (the “Acquired Companies”) that become Continuing Employees (as defined in the Merger Agreement). For a period of six months following the Effective Time, the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) maintain or provide for the benefit of each Continuing Employee compensation and benefit plans and arrangements (other than the opportunity to participate in equity-based benefits and individual employment agreements) that are, at Parent’s discretion, either (i) at levels that are no less favorable, in the aggregate, than those in effect for such Continuing Employees at the Acquired Companies on the date of the Merger Agreement, or (ii) at levels that are no less favorable, in the aggregate, than those provided to similarly situated employees of Parent.

(b)	Arrangements with Parent or Purchaser.

Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

Confidentiality Agreement. Parent and the Company entered into a confidentiality agreement, dated as of March 27, 2017, as amended on May 25, 2017 (the “Confidentiality Agreement”), in connection with the consideration of a possible negotiated transaction involving Donuts. Under the Confidentiality Agreement, the parties agreed, subject to certain customary exceptions, to keep all non-public information furnished by the disclosing party to the receiving party or its representatives confidential and to abide by certain standstill restrictions involving the other party’s securities until March 27, 2018. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Commercial Agreements. Parent and the Company are parties to a Master Services Agreement, dated as of January 19, 2012, as amended and extended as of January 1, 2017, pursuant to which the Company provides technical, back-end infrastructure services to Parent’s top-level domain operating subsidiaries. In addition, Parent and a subsidiary of the Company entered into a commercial agreement, dated as of November 12, 2013, pursuant to which Parent’s operating subsidiaries provide the Company’s subsidiary (and its customers) with access to register certain top-level domains. A further description of these arrangements is contained in Section 8 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference.

Beneficial Ownership of Common Stock. According to the Schedule TO, as of June 27, 2017, neither Parent nor Purchaser beneficially owned any Shares, although as set forth in Schedule I to the Offer to Purchase, certain affiliates of Parent owned Shares.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

After careful consideration, including a thorough review of the Offer with Rightside’s legal advisor and financial advisor, at a meeting held on June 13, 2017, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and in the best interests of and fair to the holders of Shares, (ii) approved the Merger Agreement and the transactions contemplated thereby, including each of the Offer and Merger, (iii) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A letter to stockholders communicating the Board of Directors’ recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(2) and (a)(4) hereto, respectively, and are incorporated herein by reference.

(b)	Background.

The Board of Directors regularly reviews Rightside’s business and operations, strategy and prospects as an independent company with a view toward building stockholder value. As part of this review, from time to time the Board of Directors has considered a variety of strategic alternatives to Rightside’s business as an independent company, including consideration of potential changes to Rightside’s strategy, commercial partnerships, acquisitions, divestitures and a sale of Rightside under the appropriate circumstances.

From time to time, Rightside has received inbound inquiries from third parties, including Donuts, regarding the possibility of pursuing commercial partnerships or other strategic transactions. To assist the Board of Directors in evaluating the possibility of strategic transactions, including a possible divestiture of certain assets or a sale of Rightside under the appropriate circumstances, the Board of Directors conducted interviews of financial advisors and, after the consideration of several factors, including the qualifications, industry experience, reputation and industry relationships within the U.S. and internationally, selected Barclays Capital Inc. (“Barclays”), to act as the Board of Directors’ financial advisor in connection with this review. Rightside executed an engagement letter with Barclays on June 21, 2016.

On May 26, 2016, the Board of Directors received an unsolicited non-binding offer from Donuts to acquire Rightside’s entire generic top-level domain (gTLD) portfolio and related assets for $70 million in cash and an offer to purchase $15 million of Rightside’s stock from Rightside. The Board of Directors, in its June 2, 2016 meeting, thoroughly discussed and analyzed the proposal. Following this meeting, on June 9, 2016, Mr. Naidu, the chief executive officer of Rightside, rejected the proposal via email correspondence to Paul Stahura, Donuts’ chief executive officer at the time. In response, Donuts reiterated this proposal on June 10, 2016 via email to

Mr. Naidu and requested the opportunity to discuss the proposal with the Board of Directors. Mr. Panos, Rightside’s Chairman of the Board, and Mr. Pacitti, a member of Donuts’ board, subsequently had a telephonic meeting to discuss the proposal. On June 24, 2016, the Board of Directors received, and Donuts publicly disclosed, a second unsolicited non-binding indication of interest from Donuts to acquire Rightside’s entire gTLD portfolio and related assets for $70 million in cash. Following a comprehensive evaluation and review with the assistance of Barclays during special meetings of the Board of Directors on June 26 and June 28, 2016, the Board of Directors rejected this proposal, concluding that it significantly undervalued Rightside’s portfolio and future growth prospects and was not in the best interest of Rightside’s stockholders, which Rightside publicly announced on July 5, 2016.

During late June 2016, the Board of Directors authorized representatives of Barclays to begin contacting third parties regarding possible strategic transactions that were primarily focused on a divestiture of Rightside’s eNom business (the “eNom Divestiture”), a registrar services business that provides infrastructure services that enable a network of active resellers to offer domain name registration services to their customers, which the Board of Directors viewed as a low-growth, low-margin, non-core business, and, depending on third-party interest, a potential sale of the entire Rightside company. In accordance with the Board of Directors’ instructions, commencing in late June 2016, representatives of Barclays contacted representatives of a total of 33 potential strategic and financial buyers. Among these 33 parties, 17 executed confidentiality agreements with Rightside, and between August and September 2016, seven of these parties attended meetings with members of Rightside management to discuss the Company’s business and prospects.

In light of this outreach, and based on the Company’s conversations with the potential strategic and financial buyers and the advice of its financial advisor, the Board of Directors was of the view that the principal interest of third parties in strategic transactions with Rightside was to acquire certain assets or businesses of Rightside rather than to acquire the whole company. At that time, the Board of Directors concluded that it would continue to evaluate the possibility of the eNom Divestiture and a sale of the whole company under appropriate circumstances, but that the focus of its then current exploration of possible strategic transactions should be on the possible eNom Divestiture.

As a result of the foregoing process and outreach, on September 12, 2016, Party A, a leading non-U.S. domain registrar and internet services company, submitted a non-binding indication of interest with respect to the eNom Divestiture with an indicative price of $150 million in cash. Party A proceeded to conduct preliminary due diligence review of the eNom business.

On September 14, 2016, Party B, a leading internet domain registrar and web hosting company, submitted a non-binding indication of interest to acquire Rightside for $11.75 per Share in cash. Following discussion between representatives of Barclays and representatives of Party B, on September 19, 2016, Party B submitted a revised non-binding indication of interest to acquire Rightside for $13.50 per Share in cash. However, this revised non-binding indication of interest from Party B stated that Party B was not interested in acquiring Rightside’s eNom business and that its proposal assumed, and was conditioned upon, the eNom Divestiture being consummated with a third party simultaneously with Party B’s acquisition of Rightside. On September 19, 2016, the Board of Directors held a meeting to review the status of indications of interest received, including from Party B, and instructed Barclays and management to continue discussions with these parties, as well as to conduct a thorough analysis of the indications of interest. Following discussion, the Board of Directors instructed Barclays to indicate to Party B that Party B would need to remove the condition of the eNom Divestiture from their proposal to be of further interest to the Board of Directors.

On September 20, 2016, Party B submitted a revised non-binding indication of interest that removed the condition that the eNom Divestiture occur simultaneously with the proposed transaction. However, representatives of Party B contacted representatives of Barclays separately to reiterate that, notwithstanding the removal of this condition from the indication of interest, Party B was not interested in acquiring the eNom business. Representatives of Party B also requested a full briefing of the eNom Divestiture process and assurances as to continued progress with respect to the eNom Divestiture. In addition, this revised indication of interest included a request that Rightside enter into an agreement with Party B to negotiate strategic transactions exclusively with Party B for a period of at least 30 days, subject to exceptions permitting Rightside to discuss the eNom Divestiture with other third parties.

The Board of Directors held a meeting on September 20, 2016, with members of management and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”), the Company’s outside legal counsel, and Barclays attending. During the course of this meeting, representatives of Wilson Sonsini reviewed with the Board of Directors its fiduciary duties. The Board of Directors discussed the non-binding indications of interest from Party A and Party B and, with the assistance of Wilson Sonsini and Barclays, reviewed and compared the terms of the proposed eNom Divestiture pursuant to the terms of the indication of interest from Party A and the proposed sale of Rightside pursuant to the terms of the indication of interest from Party B, with a view towards maximizing value for its stockholders. During the course of this discussion, the Board of Directors compared the terms of the proposals and the risks and uncertainties associated therewith. The Board of Directors also reviewed certain financial analyses prepared by Barclays. The Board of Directors also discussed the likelihood that either Party A or Party B would be willing to increase their offer prices any further.

The Board of Directors held a meeting on September 23, 2016, with members of management and representatives of Wilson Sonsini attending. The representatives of Wilson Sonsini discussed with the Board of Directors its fiduciary duties. The Board of Directors continued to evaluate and compare the terms of the indications of interest from Party A and Party B and risks and uncertainties associated therewith. The Board of Directors also discussed negotiating tactics and how to respond with respect to Party B’s request to enter into exclusive negotiations. Following discussion, including with respect to the alternatives and impact on stockholder value, the Board of Directors authorized management to execute the exclusivity agreement and continue negotiating both the eNom Divestiture with Party A and the sale of the remaining company to Party B.

Throughout September and October 2016, Party A and Party B conducted due diligence, including a video conference call with Party A on October 11, 2016 and in-person due diligence meetings with Party B on October 5 and October 6, 2016. During this time, Party B and Rightside also began to negotiate the terms of the definitive agreement with respect to the potential transaction with Party B, and Wilson Sonsini began drafting the definitive agreement with respect to the potential transaction with Party A.

On October 13, 2016, representatives of Party A informed representatives of Barclays that Party A could no longer support its $150 million valuation with respect to the eNom business, citing, among other reasons, that certain elements of Party A’s own business were underperforming and accordingly, the expected synergies between the eNom business and Party A platforms were lower than previously anticipated. Representatives of Party A informed representatives of Barclays that Party A would therefore be withdrawing from the process. Following the withdrawal of Party A from the process, representatives of Barclays continued reaching out to other interested parties regarding the eNom Divestiture. Representatives of Barclays also provided the Board of Directors’ feedback to Party A, and conveyed that if Party A was still interested in the eNom Divestiture, it could continue to conduct due diligence and work towards supporting a revised proposal.

Also on October 13, 2016, representatives of Party B informed representatives of Barclays that Party B had discovered issues during the course of its due diligence evaluation and that Party B intended to deliver a revised indication of interest to the Board of Directors that was conditioned upon a simultaneous divestiture of eNom. On October 20, 2016, the Board of Directors held a meeting with members of management and Wilson Sonsini attending and, upon consideration of the Board’s fiduciary duties and in light of Party B’s revised indication of interest requiring the divestiture of eNom as a closing condition to consummation of a transaction, determined that the agreement for exclusive negotiations with Party B should be terminated. The Board of Directors noted that despite termination of exclusivity, negotiations could continue. Upon instruction from the Board of Directors, Mr. Naidu sent correspondence to Party B informing representatives of Party B that, in light of the revised indication of interest, Rightside was providing notice of termination of the agreement with respect to exclusive negotiations. Party B continued to conduct due diligence and on October 26, 2016, representatives of Party B delivered to the Board of Directors a revised indication of interest for the Rightside company, excluding the eNom business, which reduced its proposed purchase price from $13.50 per Share in cash for the entire business to $8.00 per Share in cash for the Registry, Name.com and Aftermarket businesses.

In accordance with previous instructions from the Board of Directors, on October 18, 2016, representatives of Barclays contacted representatives of Party C, a private equity and venture capital firm, to discuss their potential interest in the eNom Divestiture. Representatives of Party C attended a meeting with members of Rightside management on October 21, 2016 to receive a high-level overview of the eNom business. Following this meeting, Party C contacted representatives of Barclays, citing several challenges to the business, and provided a preliminary indication of a valuation of $35 million to $40 million with respect to the eNom business.

On October 17, 2016, Mr. Naidu contacted representatives of Tucows Inc. (“Tucows”), a leading wholesale registrar, to discuss their potential interest in the eNom Divestiture. Representatives of Tucows expressed interest in the eNom Divestiture and, on October 24, 2016, executed a confidentiality agreement with Rightside and received certain high-level information relating to the eNom business. On October 25, 2016, Tucows began conducting due diligence review of the eNom business, and provided to Mr. Naidu an initial proposed valuation range of the eNom business at $70 million to $75 million. The Board of Directors discussed the proposal in its October 26, 2016 meeting. On November 1, 2016, Tucows sent a draft letter of intent to Rightside, which, among other terms, included the proposed purchase price of approximately $75 million and a period for exclusive negotiations with respect to the eNom Divestiture. Negotiations commenced regarding structure of the transaction, including consideration of parts of the business that Tucows had not originally contemplated in the initial proposed offer, including expiry stream-related revenue, and Rightside’s 50% interest in its NameJet joint venture with Web.com, Inc. On November 2, 2016, the Board of Directors received a revised letter of intent, which increased the proposed purchase price to $82.5 million, and, upon a meeting of the Board of Directors on the same day, the Board, following thorough discussion, approved the letter of intent. Upon execution of the letter of intent, Tucows continued due diligence review, and commenced negotiation of transaction documents with Rightside.

On November 28, 2016, Party B notified Barclays that it was withdrawing from the process to pursue other strategic opportunities.

On December 14, 2016, the Board of Directors held a meeting, with management and representatives of Wilson Sonsini and Barclays attending. During the course of this meeting, the Board of Directors reviewed and evaluated its operating plan on a stand-alone basis and representatives of Barclays reviewed with the Board of Directors a presentation regarding the pro forma financial profile of the remaining company should Rightside decide to consummate the eNom Divestiture. During the course of this discussion, with the advice of Wilson Sonsini and Barclays, the Board of Directors also discussed and reviewed several alternative strategies, including capital distribution alternatives, such as a cash dividend, stock repurchase or self-tender transaction. Representatives of Wilson Sonsini also reviewed with the Board of Directors an overview of the transaction process for the eNom Divestiture and the status and material terms of the definitive transaction documents. The Board of Directors instructed Wilson Sonsini to negotiate the definitive documents for the eNom Divestiture with Tucows in accordance with the Board’s guidance.

On January 18, 2017, the Board of Directors held a meeting with management and representatives of Wilson Sonsini and Barclays attending to review and discuss the potential eNom Divestiture. During the course of this discussion, representatives of Barclays discussed its analysis of the eNom business. Representatives of Wilson Sonsini reviewed with the Board of Directors the proposed material transaction terms with Tucows, including indemnification obligations and non-competition and non-solicitation terms, in the definitive transaction documents. After thorough deliberation, the Board of Directors concluded that the eNom Divestiture, pursuant to the terms of the proposed agreement with Tucows, was in the best interests of Rightside’s stockholders because, among other considerations, Rightside would benefit from a greater focus on its higher growth and higher margin registry and retail registrar businesses. The Board of Directors also concluded that the eNom Divestiture was consistent with Rightside’s stand-alone strategy to position its portfolio of new gTLDs for long-term growth by leveraging its end-to-end domain services through the vertical integration of its flagship retail registrar, Name.com, and its registry business, and enhance Rightside’s ability to make additional investments in the registry business as the market for new domains continues to develop. Following discussion, the Board of Directors approved the proposed eNom Divestiture.

On January 20, 2017, Rightside announced that it had signed a definitive agreement for the eNom Divestiture with Tucows for $83.5 million, less a net working capital adjustment of $6.8 million, resulting in net cash at closing of $76.7 million. In this announcement, Rightside also disclosed it had recently conducted an extensive strategic review and explained the rationale for the eNom Divestiture. The eNom Divestiture closed that same day.

Following the completion of the eNom Divestiture, the Board of Directors planned for Rightside to continue to operate on a stand-alone basis; however, the Board of Directors continued discussions with, and instructed Barclays to, contact strategic buyers, including Party B, to solicit interest in a possible strategic transaction.

As a result of this process, as further discussed below, following Barclays’ outreach to 14 potential buyers, six parties expressed an interest in evaluating the possibility of pursuing a strategic transaction with Rightside. Each of these six parties signed confidentiality agreements, received access to an online data room containing certain information relating to Rightside and attended meetings with Rightside management during late March and early April 2017. Three of these parties ultimately submitted indications of interest relating to Rightside, as described below.

On February 13, 2017, Party D, a large gTLD operator, executed a confidentiality agreement with Rightside. On March 14, 2017, Party D received access to an online data room containing certain information relating to Rightside, and on April 6, 2017, representatives of Party D had a telephonic meeting with representatives of Rightside management to discuss Rightside’s business and prospects.

Following preliminary discussions with representatives of Barclays in February and March 2017, on March 13, 2017, Party E, a large internet and telecommunications company, contacted representatives of Barclays to express an interest in submitting a preliminary non-binding indication of interest to acquire Rightside. During the course of this conversation, Party E indicated that it was primarily interested in acquiring Rightside’s registry business but that it may also submit a proposal to acquire the entire company. On March 27, 2017, Party E executed a confidentiality agreement with Rightside. On March 28, 2017, Party E received access to an online data room containing information relating to Rightside. On March 29, 2017, representatives of Party E held a telephonic meeting with representatives of Rightside management to discuss Rightside’s business and prospects.

On March 17, 2017, Party F, a leading registry services provider, signed a confidentiality agreement with Rightside. On March 20, 2017, Party F received access to an online data room to conduct a high-level due diligence review, and on March 28, 2017, representatives of Party F attended meetings with representatives of Rightside management to discuss Rightside’s business and prospects.

On March 24, 2017, Party B signed a new confidentiality agreement with Rightside and received access to the online data room containing updated information relating to Rightside. On March 30, 2017, representatives of Party B held a telephonic meeting with representatives of Rightside to discuss Rightside’s business and prospects.

On March 31, 2017, representatives of Barclays held a discussion with representatives of Party B, during which representatives of Party B indicated that they were not interested in pursuing a strategic transaction with Rightside due to Party B’s changing business priorities and capabilities and were withdrawing from the process.

On March 27, 2017, Donuts executed a confidentiality agreement with Rightside and, on the same day, received a presentation from Rightside management. On March 28, 2017, Donuts received access to an online data room containing certain information relating to Rightside. On April 3, 2017, Rightside provided to Donuts and other participants in the process a letter summarizing the process for submitting an indication of interest to acquire Rightside, including the submission deadline of April 12, 2017. On April 12, 2017, representatives of Donuts contacted both Mr. Naidu and representatives of Barclays to indicate that Donuts was no longer interested in pursuing a possible strategic transaction with Rightside due to timing considerations in light of changes occurring at Donuts and was withdrawing from the process.

On April 12, 2017, Party D, submitted a preliminary non-binding indication of interest to acquire the registry assets of Rightside for $75 million in cash and the aftermarket assets of Rightside for $11.2 million in cash.

Also on April 12, 2017, Party F submitted a preliminary non-binding indication of interest to acquire Rightside for an equity value range equivalent to $8.19 to $8.64 per Share in cash using the number of fully diluted shares outstanding at such time and without using the treasury stock method, which is an equity value range equivalent to $8.99 to $9.48 per Share in cash using the number of fully diluted shares outstanding at June 13, 2017 and using the treasury stock method. The closing stock price of the Shares was $9.54 on April 12, 2017. Mr. Naidu provided a telephonic update to members of the Board of Directors. Following these discussions, on April 13, 2017, representatives of Barclays indicated to Party F that this per Share price would be insufficient to be of interest to the Board of Directors and encouraged Party F to submit a revised offer with a higher indicative per Share price range.

On April 26, 2017, Party E contacted representatives of Barclays to indicate that Party E was at that time not capable of pursuing a strategic transaction with Rightside until the closing of another pending transaction.

On May 3, 2017, Mr. Naidu and Mr. Jaffe, the chief executive officer of Donuts, had a telephonic meeting to discuss the potential transaction and process generally and agreed to meet in person the following day. On May 4, 2017, Mr. Naidu and Mr. Jaffe had an in-person meeting. During the course of this meeting, Mr. Naidu expressed surprise that Donuts had declined to proceed further in the process following the meeting with Rightside management. Mr. Jaffe indicated that Donuts would give further consideration to the possibility of pursuing a strategic transaction, although this required further analysis and internal discussion. On May 5, 2017, Mr. Jaffe sent an email to Mr. Naidu indicating that Donuts was interested in further analyzing the possibility of a strategic transaction and requested that Mr. Naidu meet with Mr. Rostov, the chief financial officer of Donuts.

On May 3, 2017, Mr. Naidu followed up with Party D via email regarding their indication of interest. On May 5, 2017, representatives of Party D spoke with Mr. Naidu via telephone and indicated that they were still only interested in Rightside’s aftermarket and registry businesses but would perform further diligence. Mr. Naidu indicated that it was unlikely that the Board of Directors would be willing to entertain such an offer and further discussed the possibility of Party D acquiring the entire remaining company. Upon further due diligence review, and discussions between May 5 and 7, 2017, Party D informed Rightside it was no longer interested in pursuing Rightside’s aftermarket business and was only interested in pursuing the registry business. Party D also indicated that it would possibly be interested in acquiring Name.com, but only at a meaningful discount.

On May 10, 2017, Mr. Naidu and Mr. Rostov held an in-person meeting. During the course of this meeting, Mr. Naidu and Mr. Rostov discussed Rightside’s business and prospects, focusing on parts of Rightside’s business that were less familiar to Donuts and possible synergies between the two companies.

On May 15, 2017, representatives of Party F contacted representatives of Barclays to indicate that Party F was unable to justify a higher price than their prior offer of an equity value range equivalent to $8.99 to $9.48 per Share using the number of fully diluted shares outstanding at June 13, 2017 and using the treasury stock method. The closing stock price of the Shares was $9.33 on May 15, 2017.

On May 15, 2017, Mr. Naidu and Mr. Delgado, Rightside’s senior vice president of operations, held a meeting with Mr. Jaffe and Mr. Rostov. During the course of this meeting, the parties discussed Rightside’s business and prospects, as well as business performance, operations, capitalization and financials.

On May 25, 2017, the general counsels of Rightside and Donuts discussed the due diligence process. Following discussion, Rightside and Donuts amended their confidentiality agreement to explicitly provide for more comprehensive data room access to Donuts.

On May 26, 2017, Mr. Jaffe met in person with follow-up telephone meetings, during which Mr. Jaffe orally conveyed an interest in acquiring Rightside at an offer price of $10.00 per Share and Mr. Naidu countered with $11.00 per Share. The closing stock price of the Shares was $9.30 on this date. Mr. Naidu conveyed this $10.00 per Share offer telephonically to members of the Board of Directors and, based on these telephonic conversations, indicated to Mr. Jaffe that without a higher offer, it was unlikely that the Board of Directors would be willing to continue discussions with Donuts. Following a series of telephonic meetings between Mr. Jaffe and Mr. Naidu during the day on May 26, 2017, with regular telephonic updates to Board members from Mr. Naidu, Mr. Jaffe orally conveyed a revised interest in acquiring Rightside at $10.60 per Share. Mr. Naidu indicated that he would discuss the revised potential offer price with the Board of Directors for their consideration, which he did later that evening through separate telephonic conversations with Board members.

On May 27, 2017, representatives of Rightside and Donuts discussed due diligence and other process issues.

On May 30, 2017, Mr. Naidu and Mr. Jaffe held a telephonic meeting, whereby they each expressed willingness to negotiate the terms of a potential transaction at a price of $10.60 per share. The closing stock price of the Shares was $9.18 on this date.

On May 31, 2017, representatives of Rightside and Donuts met in-person to negotiate the terms of a potential transaction. Following this meeting, Rightside provided greater data room access to Donuts, including confidential due diligence materials.

On June 1, 2017, Alvaro Alvarez, the general counsel of Donuts, delivered an initial draft of the Merger Agreement to Rick Danis, the general counsel of Rightside. The initial draft included, among other terms, a 4% of equity value termination fee payable by Rightside under certain circumstances, closing conditions including Rightside’s requirement to have at least $83 million of available cash at the expiration of the offer, and limited obligations of Donuts and Purchaser to achieve regulatory clearance.

On June 2, 2017, the Board of Directors held a regularly scheduled meeting, with members of management and representatives of Wilson Sonsini and Barclays in attendance. During the course of this meeting, the Board of Directors reviewed the status of discussions with Donuts with respect to the potential acquisition of Rightside by Donuts, as well as the indications of interest the Board of Directors had received from other parties with respect to an acquisition of all or part of Rightside. In addition, representatives of Barclays reviewed with the Board of Directors preliminary financial analyses conducted to date. Representatives of Wilson Sonsini and Barclays also reviewed with the Board of Directors an overview of the tender offer process, including timing considerations. Representatives of Wilson Sonsini then provided the Board of Directors a detailed review of the Board of Directors’ fiduciary duties in light of the transaction process and potential transaction. The Board of Directors then thoroughly discussed strategy to ensure that the Company maximized value for its stockholders. Representatives of Wilson Sonsini led the Board of Directors through a review of the material provisions in the draft Merger Agreement, including closing certainty and provisions relating to Rightside’s ability to entertain and accept superior acquisition proposals that it might receive during the pendency of the transaction, including the termination fees that could become payable by Rightside in certain circumstances. Following this, Ms. Knox, Rightside’s chief financial officer, led the Board of Directors through a review of the Company’s current valuation prospects based on its long range plan, as well as the assumptions underlying the long range plan. The Board of Directors concluded that it would continue to further review the current proposal from Donuts in light of the Company’s long range plan and stand-alone prospects, and instructed Wilson Sonsini to negotiate the terms of the Merger Agreement in accordance with its guidance.

On June 5, 2017, the Board of Directors held a telephonic meeting, with members of management and representatives of Wilson Sonsini attending. During the course of this meeting, Ms. Knox reviewed with the Board of Directors Rightside’s long-range plan (which we refer to as the “Original Long-Range Plan”, as further described below under the heading “Certain Long-Range Plans—Original Long-Range Plan” under Item 4(f) hereof). In addition, Ms. Knox reviewed with the Board of Directors two additional downside scenarios, as well as a probability-weighted long-range plan that weighted the Original Long-Range Plan, together with these two additional scenarios, according to management’s view as to the relative probability of the various scenarios (which we refer to as the “Probability-Weighted Long-Range Plan”, as described further below under the heading Certain Long-Range Plans— Probability-Weighted Long-Range Plan” under Item 4(f) hereof). Following a thorough discussion, the Board of Directors approved the Original Long-Range Plan and the Probability-Weighted Long-Range Plan and authorized their delivery to Barclays. The Board of Directors then thoroughly discussed strategy to ensure that the Company maximized value for its stockholders. The Board of Directors also discussed previous indications of interest from each of Party D, Party F and Party E and, after thorough discussion, the Board of Directors concluded that such proposals would not maximize stockholder value because, among other factors, such parties were only interested in certain assets of the Company’s business, substantially undervalued those assets and presented deal execution risk and uncertainty, as well as possible adverse tax implications. However, the Board of Directors also instructed Barclays to contact Party D, Party E and Party F to confirm there was no further interest or a more attractive offer they could provide. The Board of Directors also discussed negotiation tactics, including the benefits and risks associated with indicating to Donuts that it would need to increase its offer price, and concluded that the risks associated with doing so outweighed the benefits.

Later on June 5, 2017, Wilson Sonsini delivered to Perkins Coie LLP (“Perkins”), outside counsel to Donuts and Purchaser, a revised draft of the Merger Agreement, which, among other things, expanded the required actions of Donuts and Purchaser to achieve regulatory clearance, reduced the amount of the termination fee payable by the Company under certain circumstances and removed certain conditions to the offer, including a requirement that Rightside have a certain minimum amount of cash at the expiration of the offer.

On June 6, 2017, Rightside and Barclays amended Rightside’s engagement letter with Barclays to appropriately reflect the advisory fee that would be payable to Barclays upon a sale of the whole company, given the change in transaction scenario and the reduced equity value of the Company following the eNom Divestiture (the terms of which are described in Item 5 hereof).

Pursuant to the instructions from the Board of Directors, on June 6, 2017, representatives of Barclays contacted representatives of Party F. The representatives of Party F stated that they continued to be unable to justify a higher per Share price than their prior offer and that Party F had no intention of submitting any revised proposal. In addition, on June 6, 2017, pursuant to the instructions from the Board of Directors, representatives of Barclays contacted representatives of Party E. The representatives of Party E indicated that, among other reasons, the uncertainty of a separate and substantial strategic transaction prevented Party E from further pursuing a transaction with Rightside. Representatives of Party D did not respond to the inquiries from representatives of Barclays.

On June 7, 2017, Perkins delivered to Wilson Sonsini a revised draft of the Merger Agreement. On June 8, 2017, Wilson Sonsini delivered to Perkins a revised draft of the Merger Agreement, and later on June 8, 2017, Perkins delivered a further revised draft of the Merger Agreement to Wilson Sonsini. Among other things, these drafts included revisions to the interim operating covenants applicable to the Company, revisions to the “no-shop” restrictions applicable to the Company and the size of the termination fee payable by the Company under certain circumstances. Each delivery of a revised draft Merger Agreement was followed by a telephone call between Wilson Sonsini and Perkins to discuss the outstanding terms.

On June 8, 2017, the Board of Directors held a telephonic meeting, with members of management and representatives of Wilson Sonsini and Barclays in attendance. Representatives of Barclays provided an update to the Board of Directors regarding the additional efforts to reach out to Party D, Party E and Party F and to confirm they declined to provide any revised offer. The Board of Directors then discussed the status of negotiations with

Donuts, including termination rights and the size of the termination fee. Representatives of Wilson Sonsini provided background, and Mr. Naidu provided further information regarding Donuts’ proposed financing sources. The Board of Directors was then led through a summary of the revisions in the current draft of the Merger Agreement.

On June 8, 2017, Mr. Majteles, a member of the Company’s Board of Directors, informed representatives of Oak Investment Partners and Spectrum Equity of the proposed transaction. Each of Oak Investment Partners and Spectrum Equity had previously signed non-disclosure agreements on January 13, 2017. Each of Oak Investment Partners and Spectrum Equity conveyed their support of the proposed transaction during the telephone discussion.

On June 10, 2017, Mr. Naidu approached Mr. Noss, the president and chief executive officer of Tucows, to discuss a proposed amendment to the definitive agreement with Tucows relating to the eNom Divestiture in light of the proposed transaction with Donuts and the expected cash position of Rightside following the consummation of the Offer and Merger. Mr. Naidu and Mr. Noss negotiated the amendment over the following days.

On June 12, 2017, representatives of Rightside, Donuts, Wilson Sonsini and Perkins attended in-person meetings to discuss and negotiate the remaining unresolved terms of the Merger Agreement, including, but not limited to, the “no-shop” restrictions, closing conditions including regulatory clearance, the termination fee, the representations and warranties and disclosure schedules. The parties exchanged drafts of the Merger Agreement during the course of the day.

On June 13, 2017, the Board of Directors held a telephonic meeting, with members of management and representatives of Wilson Sonsini and Barclays in attendance. Representatives of Wilson Sonsini led the Board of Directors through a detailed discussion of the Board of Directors’ fiduciary duties under applicable law. Representatives of Wilson Sonsini then led the Board of Directors through a detailed discussion of the final terms of the proposed Merger Agreement that had been negotiated over the previous day. Representatives of Barclays then provided a financial analysis of Rightside on a stand-alone basis and of the $10.60 per Share offer price proposed by Donuts. The closing stock price of the Shares was $9.75 on this date. The Board of Directors discussed the proposed transaction and the terms proposed by Donuts. Barclays then provided its oral opinion, which was subsequently confirmed in writing, as to the fairness, from a financial point of view, of the consideration to be offered to Rightside’s stockholders in the proposed Offer and Merger. Following thorough discussion, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby, and resolved to recommend that Rightside stockholders tender their Shares pursuant to the terms of the Offer.

The parties proceeded to finalize the documentation and communications plan. On the evening of June 13, 2017, Rightside and Donuts executed and delivered the Merger Agreement.

In addition, as previously announced, Rightside and Tucows entered into an amendment to the definitive agreement with respect to the eNom Divestiture on June 13, 2017 pursuant to which, among other things, the definition of “Escrow Triggering Event” was revised to remove a change in control of the Company provision and the definition of “Minimum Cash Amount” was revised to mean $5.35 million from June 13, 2017 until the end of April 20, 2018, and zero thereafter.

Rightside and Donuts issued a joint press release announcing the transaction on the morning of June 14, 2017.

On June 27, 2017, the Purchaser commenced the Offer.

(c)	Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Board of Directors consulted with the Company’s senior management and legal counsel and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including the following:

1.	Financial Condition and Prospects of the Company. The Board of Directors’ knowledge and familiarity with the Company’s business, financial condition, and results of operations, and the Company’s financial prospects if it were to remain independent. The Board of Directors discussed and deliberated at length concerning the declining trends in the domain industry, as well as the Company’s recent financial performance, and current financial plan, including the risks associated with executing upon and achieving the Company’s business plans. The Board of Directors also considered the projected costs, resources necessary for, and the execution risks associated with, successfully executing the Company’s business plans on a stand-alone basis.

2.	Available Alternatives. The thorough review conducted by the Board of Directors, with assistance of the Company management and its financial and legal advisors, to evaluate strategic alternatives and several alternative strategies for the Company to continue on a stand-alone basis, and the desirability and perceived risks of each such alternative. The Board of Directors evaluated each of these prospective alternatives in light of the various execution risks associated therewith and the Company’s historical performance.

3.	Results of Discussions with Third Parties. The results of discussions with third parties regarding possible strategic transactions, including that the Board of Directors, through its financial advisor, had previously contacted a total of 33 potential strategic and financial buyers beginning in late June 2016, and with the exception of the sale of eNom to Tucows and the proposal from Donuts, each of these 33 parties either declined to proceed with an evaluation of a potential strategic transaction, declined to submit a transaction proposal or withdrew their submitted transaction proposal. The Board of Directors also considered the results of recent discussions with third parties, including that the Board of Directors, through its financial advisor, had recently contacted 14 strategic buyers to solicit interest in a possible strategic transaction.

4.	Analyses and Presentation of Management. The analyses and presentations by senior management of the Company regarding the business, operations, sales, management and competitive position of the Company and forecasts regarding profitability under various scenarios.

5.	Historical Trading Prices; Enterprise Value; Offer Price. The historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price of $10.60 per Share represents: a premium of approximately 8.7% over the closing price of the Shares of $9.75 on June 13, 2017; a premium of approximately 12.2% to the average closing price of the Shares of $9.45 for the 30 trading days prior to and including June 13, 2017; a premium of approximately 15.3% to the enterprise value per Share of the Company as of June 13, 2017; and a premium of approximately 21.9% to the average enterprise value of the Company for the 30 trading days prior to and including June 13, 2017, the last full trading day prior to the meeting of the Board of Directors to consider and approve the Merger Agreement, as well as the Board of Directors’ belief that it had obtained Donuts’ best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable. The Board of Directors also considered the possibility that Rightside’s recent announcements of a stock repurchase program and continued evaluation of strategic options may have increased the market price of the Common Stock.

6.	Select Precedent Transactions. The financial terms of selected precedent transactions of a comparable size to the Offer and the Merger.

7.

Opinion of Rightside’s Financial Advisor. The opinion of Barclays, dated as of and delivered to the Board of Directors on June 13, 2017, to the effect that as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of Rightside in the proposed Offer and Merger is fair from a financial point of view to such stockholders. The full text of Barclays’ written opinion, dated as of June 13, 2017, which sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion, is attached hereto as Annex I and is incorporated herein by reference. Barclays provided its opinion, which was addressed to the Board of Directors, for the information and assistance of the Board of Directors in connection with its consideration of the Merger Agreement. Barclays’ opinion is not a recommendation to any stockholder of Rightside as to whether to accept the consideration to be offered to the stockholders of Rightside in connection with the proposed Offer and Merger or how such stockholder should vote or act with respect to the transaction. For a further discussion of Barclays’ opinion, see “Opinion of Rightside’s Financial Advisor” below, which provides a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion that is qualified in its entirety by reference to the full text of the opinion attached hereto as Annex I.

8.	Terms of the Merger Agreement. The provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, including without limitation:

(a)	Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

(b)	No Financing Condition. Parent’s obligations under the Offer are not subject to any financing condition, Parent’s representations in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger, and Parent’s financial strength. In addition, the Board of Directors considered the terms and conditions of the commitment letter from Purchaser’s financing sources, including the limited conditions to funding contained therein.

(c)	Ability to Respond to Certain Unsolicited Acquisition Proposals. The provisions in the Merger Agreement that provide for the ability of the Board of Directors to respond to acquisition proposals, if (A) such acquisition proposal was not solicited in breach of the Merger Agreement, (B) the Board of Directors concludes in good faith, after consultation with its outside legal counsel and its financial advisor, that such acquisition proposal constitutes, or would be reasonably expected to lead to, a Superior Offer (as defined in Exhibit A to the Merger Agreement) and the failure to do so would be reasonably likely to constitute a breach of the Board of Directors’ fiduciary duties under applicable law, (C) concurrently with furnishing any information to, or entering into discussions with, the person making such acquisition proposal, the Company provides Parent notice of the identity of such person and the Company’s intention to furnish information to, or enter into discussions with, such person, (D) prior to furnishing such information, the Company first obtains from such person an executed confidentiality agreement on terms no less restrictive to the other party than those contained in the Confidentiality Agreement, and (E) the Company concurrently furnishes all such information to Parent (to the extent not previously furnished or made available to Parent).

(d)

Change of Recommendation; Fiduciary Termination Right. In the event the Company receives a Superior Offer, the Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, qualify or modify its approval or recommendation to its stockholders of the Offer or declaration of advisability of the Merger Agreement, the Offer or the Merger, and may terminate the Merger Agreement to accept a Superior Offer, if the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to do so would be reasonably likely to constitute a breach of the Board of Directors’ fiduciary duties under applicable law. In addition, in the event that an Intervening Event (as defined in Exhibit A to the Merger Agreement) occurs, the Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, qualify or modify its approval or recommendation to its stockholders of the Offer or declaration of advisability of the Merger Agreement, the Offer or the Merger, if the Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to constitute a breach of the Board of Directors’ fiduciary duties under applicable law. In order for the Board of Directors to withhold, withdraw, qualify or modify its recommendation in connection with a Superior Offer, the Company Board of Directors must first provide Parent with a right to make, and to meet with the Company to negotiate one or more counterproposals to any Superior Offer, and in order for the Board of Directors to withhold, withdraw, qualify or modify its recommendation in connection with an Intervening Event, the Board of Directors must first provide Parent with a right to propose amendments to the Merger Agreement to obviate the need for such change in its recommendation. In order for the Board of Directors to terminate the Merger Agreement following a change in recommendation for a Superior Offer, it must simultaneously enter into a definitive agreement with respect to such Superior Offer and pay Parent a termination fee of $7.7 million in cash.

(e)	Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

(f)	Tender Offer Structure; Timing of Completion. The Board of Directors considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all outstanding Shares effected pursuant to Section 251(h) of the DGCL, as well as that the potential for closing the transaction in a relatively short timeframe could reduce the amount of time that the Company’s business would be subject to potential uncertainty of closing and related disruption.

(g)	Certainty of Value. That the Offer and Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions.

9.	Mandatory Extension of Offer Period. Under certain circumstances, Parent is required to extend the Offer up to December 10, 2017 if certain conditions are not satisfied as of any expiration date.

10.	Business Reputation of Parent. The business reputation and capabilities of Parent and its management and, by extension, Purchaser, and the terms and conditions of the commitment letter from Purchaser’s financing sources, which the Board of Directors believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

11.	Industry Conditions. The current conditions, trends and outlook of the industry in which the Company operates, including perceived weakness and uncertainty in the industry and that previously expected growth in the industry had not yet materialized.

12.	Economic Climate. The current regional, national and international economic climate.

In the course of its deliberations, the Board of Directors also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by management and the Board of Directors, including, but not limited to, the following:

1.	No Participation in Future Benefit. The fact that Rightside stockholders will not be entitled to participate in any potential future benefit from Rightside’s execution of its stand-alone strategic business plan.

2.

Termination Fee. The termination fee of $7.7 million that could become payable pursuant to the Merger Agreement under certain circumstances, including if Rightside terminates the Merger Agreement to accept a Superior Offer or if Parent terminates the Merger Agreement because the Board of Directors changes its recommendation with respect to the Offer or the Merger. The Board of Directors considered that these provisions in the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company but was of the view that the payment of the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids. In addition, the Board of Directors recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement and that the termination fee would not likely be required to be paid unless the Company entered, or intended to enter into, a definitive agreement with respect to a Superior Offer.

3.	Failure to Close; Public Announcement. The possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key employees, suppliers, customers and partners.

4.	Risk of Not Receiving Regulatory Approvals. The risk that the parties may not receive the necessary regulatory approvals or clearance to complete the Offer and the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer and the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions that may cause one or more of the Offer conditions not to be satisfied.

5.	Restrictions Imposed by Merger Agreement. The restrictions imposed by the Merger Agreement on the conduct of Rightside’s business prior to completion of the Offer, which could delay or prevent Rightside from undertaking some business opportunities that may arise during that time.

6.	Tax Treatment. The treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of Rightside were aware of the interests of executive officers and directors of Rightside as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d)	Opinion of Rightside’s Financial Advisor.

The Company engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for the Company, including a possible sale of the Company, pursuant to an engagement letter dated June 21, 2016, as amended by the amendment dated June 6, 2017. On June 13, 2017, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Board of Directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of the Company in the proposed Offer and Merger is fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of June 13, 2017, is attached as Annex I to this Schedule. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the Board of Directors, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of the Company and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders of the Company in connection with the proposed Offer and Merger or how such stockholder should vote or act with respect to the transaction. The terms of the proposed transaction were determined through arm’s-length negotiations between the Company and Parent and were unanimously approved by the Board of Directors. Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the proposed transaction, the likelihood of the consummation of the proposed transaction, or the relative merits of the proposed transaction as compared to any other transaction in which the Company may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the proposed transaction. No limitations were imposed by the Board of Directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the Merger Agreement and the specific terms of the proposed transaction as set forth therein;

•	reviewed and analyzed publicly available information concerning the Company that Barclays believed to be relevant to its analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017, September 30, 2016, June 30, 2016 and March 31, 2016, respectively;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including for calendar years 2017, 2018, 2019, 2020 and 2021 as prepared by management of the Company (which we refer to as the “Original Long-Range Plan,” as defined below under the heading “Certain Long-Range Plans—Original Long-Range Plan” under Item 4(f) hereof);

•	reviewed and analyzed a probability weighted long-range plan prepared by management of the Company reflecting the best currently available assumptions and estimates of management of the Company (which we refer to as the “Probability-Weighted Long-Range Plan,” as defined below under the heading “Certain Long-Range Plans—Probability-Weighted Long-Range Plan” under Item 4(f) hereof);

•	reviewed and analyzed a trading history of the Shares from June 13, 2016 through June 13, 2017 and a comparison of that trading history with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of the Company with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	has undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Original Long-Range Plan and

Probability-Weighted Long-Range Plan of the Company, upon advice of the Company, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s future financial performance and that the Company would perform substantially in accordance with such projections. At the direction of the management of the Company, Barclays relied on the Probability-Weighted Long-Range Plan in performing its analysis and arriving at its opinion. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, June 13, 2017. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after, June 13, 2017.

Barclays assumed that the executed Merger Agreement would conform in all material respects to the last draft reviewed by Barclays. Additionally, Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all the agreements related thereto. Barclays also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the proposed transaction would be obtained within the constraints contemplated by the Merger Agreement and that the proposed transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood the Company had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to the Company’s stockholders of the consideration to be offered to such stockholders in the proposed Offer and Merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Board of Directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the proposed transaction. None of the Company, Parent, Purchaser, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Selected Comparable Company Analysis

In order to assess how the market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to the Company with selected companies that Barclays, based on its experience in the registry and web services industries, deemed comparable to the Company. The selected comparable companies with respect to the Company were:

Selected Registry Company

VeriSign, Inc.

Selected Web Services Companies

United Internet AG (1)

GoDaddy Inc. (2)

Wix.com Ltd.

Endurance International Group Holding, Inc.

Web.com Group, Inc.

Tucows Inc.

(1) United Internet AG is not pro forma for the acquisition of Drillisch AG or the investment of Warburg Pincus in the “Business Applications” division.

(2) GoDaddy Inc. is pro forma for the Host Europe Group acquisition and equity issuance and repurchase announced on May 4, 2017.

Barclays calculated and compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s enterprise value (“EV”) as a multiple of its calendar year 2017 estimated revenue and its calendar year 2017 and 2018 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet, a subscription-based data source containing historical and estimated financial data) and closing prices, as of June 13, 2017, the date of the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

Selected Registry Company

	EV/Revenue	EV/EBITDA
	CY2017E	CY2017E	CY2018E

Mean	10.59x	15.1x	14.5x

Median	10.59x	15.1x	14.5x

Selected Web Services Companies

	EV/Revenue	EV/EBITDA
	CY2017E	CY2017E	CY2018E

Mean	3.88x	19.0x	14.0x

Median	2.70x	14.5x	11.4x

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with the Company. However, because no selected comparable company is exactly the same as the Company, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, degree of operational risk and weighting of the Company’s revenue mix towards its registrar business between the Company and the companies included in the selected company analysis. Based upon these judgments, Barclays selected ranges of multiples for the Company and applied such ranges to the Probability-Weighted Long-Range Plan to calculate ranges of implied prices per share of the Company. The following summarizes the result of these calculations:

	Selected Multiple Range	Implied Value per Share
CY2017E EV / Revenue	2.0x — 2.5x	$9.73 — $11.12
CY2017E EV / EBITDA	13.0x — 15.0x	$4.70 — $4.80
CY2018E EV / EBITDA	10.0x — 12.0x	$8.00 — $8.79

Barclays noted that on the basis of the selected comparable company analysis, the transaction consideration of $10.60 per share was (i) within the range of implied values per share calculated using estimated calendar year 2017 revenue and (ii) above the ranges of implied values per share calculated using estimated calendar years 2017 and 2018 EBITDA.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions with a focus on U.S. target companies based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to the size, industry or business mix, margins, competitive dynamics and other characteristics of their businesses. Barclays reviewed the following transactions:

Date Announced	Acquiror	Target

January 20, 2017	Tucows Inc.	eNom, Incorporated

December 14, 2016	Golden Gate Capital	NeuStar, Inc.

August 3, 2011	Web.com Group, Inc.	Net Sol Parent LLC

July 1, 2011	KKR & Co., Silver Lake Partners and Technology Crossover Ventures	GoDaddy Group Inc.

November 5, 2010	Endurance International Group Holdings, Inc.	Bluehost Inc.

June 17, 2010	Web.com Group, Inc.	Register.com (Cayman) LP

February 6, 2007	General Atlantic LLC	Network Solutions, LLC

Barclays calculated and compared various financial multiples and ratios of the Company and the target companies in the precedent transactions. As part of its precedent transactions analysis, Barclays calculated and analyzed each target company’s enterprise value as a multiple of the last 12 months (“LTM”) revenue and EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data. The results of this precedent transactions analysis are summarized below:

	EV / LTM Revenue	EV / LTM EBITDA

3rd Quartile	2.84x	11.9x

Mean	2.28x	10.3x

Median	2.64x	10.3x

1st Quartile	2.15x	5.8x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Company. Based upon these judgments, Barclays selected ranges of multiples for the Company and applied such ranges to the Probability-Weighted Long-Range Plan to calculate ranges of implied prices per share of the Company. The following table summarizes the results of these calculations:

	Selected Multiple Range	Implied Value Per Share
CY2017E EV / Revenue	2.25x — 2.65x	$10.42 — $11.53
CY2017E EV / EBITDA	9.5x — 11.5x	$4.51 — $4.62

Barclays noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $10.60 per share was (i) within the range of implied values per share calculated using estimated calendar year 2017 revenue and (ii) above the range of implied values per share calculated using estimated calendar year 2017 EBITDA.

Discounted Cash Flow Analysis

In order to estimate the present value of a share of Common Stock, Barclays performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for the six months ended December 31, 2017 and for calendar years 2018 through 2021 based on the Probability-Weighted Long-Range Plan to (ii) the “terminal value” of the Company as of calendar year end 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding back depreciation and amortization, and subtracting capital expenditures and adjusting for changes in working capital.

Barclays used two methods for calculating the present value of the Company’s future cash flows. The first calculation, using the “perpetuity growth” method, was estimated by selecting a range of 3.0% to 5.0% of annual growth rates for the Company in perpetuity after December 31, 2021, which range was derived by Barclays utilizing its professional judgment and experience, taking into account the Probability-Weighted Long-Range Plan and market expectations regarding long-term growth of gross domestic product and inflation. The second calculation, using the “terminal EBITDA multiple” method, was estimated by selecting a range of terminal value multiples for the period ending December 31, 2021 of 10.0x to 12.0x, which was derived by analyzing the results from the selected comparable company analysis and applying such range to the Probability-Weighted Long-Range Plan. The range of after-tax discount rates of 15.0% to 17.0% was selected based on an analysis of the weighted average cost of capital of the Company and the comparable companies. Barclays then calculated a range of implied prices per share of the Company by subtracting estimated net debt as of June 6, 2017 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Common Stock. The following summarizes the result of these calculations:

Implied Value Per Share
Perpetuity Growth Method	$9.28 — $11.23
Terminal EBITDA Multiple Method	$11.45 — $13.22

Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $10.60 per share was (i) within the range of implied values per share calculated using the perpetuity growth method applied to the Probability-Weighted Long-Range Plan and (ii) below the range of implied values per share calculated using the terminal EBITDA multiple method applied to the Probability-Weighted Long-Range Plan.

Analyses for Informational Purposes Only

Historical Share Price Analysis

To illustrate the trend in the historical trading prices of the Shares, Barclays reviewed, for informational purposes, historical data with regard to the trading prices of the Shares for the period from June 13, 2016 to June 13, 2017 and compared such data with the relative stock price performances during the same periods of the selected companies listed under the caption “Selected Comparable Company Analysis” below.

Barclays noted that during the period from June 13, 2016 to June 13, 2017, the closing price of the Common Stock ranged from $7.28 to $12.09.

Transaction Premium Analysis

Barclays reviewed, for informational purposes, the premium paid in strategic technology transactions of 36 companies with deal values between $100 million and $300 million from January 1, 2010 to June 2, 2017. For each transaction, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s historical average share price during the following periods: (i) one trading day prior to announcement (or, in certain cases, prior to a market rumor) and (ii) 30 calendar days prior to announcement (or such market rumor). The results of this transaction premium analysis are summarized below:

	1st Quartile	3rd Quartile
1-Day Transaction Premium	22.9%	53.5%
30-Day Average Transaction Premium	26.4%	48.7%

Barclays selected ranges of premia from the 1-Day Transaction Premium and 30-Day Average Transaction Premium analysis summarized above and applied them to the closing prices of the Common Stock on June 13,

2017 and for the 30 calendar days ended June 13, 2017, respectively, to calculate ranges of implied prices per share of the Company. The following summarizes the result of these calculations:

Company Common Stock share price	Price Per Share	Implied Premium at 1st Quartile	Implied Premium at 3rd Quartile
As of June 13, 2017	$9.75	$11.98	$14.97
30-day average	$9.45	$11.95	$14.05

Equity Research Analyst Price Target

Barclays reviewed, for informational purposes, as of June 13, 2017, the one publicly available price target of the Common Stock published by an equity research analyst associated with a Wall Street firm and available through FactSet. The research analyst price target per share of Common Stock was for $11.50 per share. The publicly available share price target published by such equity research analyst does not necessarily reflect the current market trading price for Common Stock and this estimate is subject to uncertainties, including future financial performance of the Company and future market conditions.

Illustrative Sum of the Parts

Barclays performed a “sum-of-the-parts” analysis of the Company, for informational purposes. In the case of the Name.com business segment, Barclays assumed a reference multiple range of 11.0x to 13.0x applied to calendar year 2017 EBITDA from the Probability-Weighted Long-Range Plan. In the case of the registry business segment, Barclays applied the $75 million value from the Party D bid. In the case of the aftermarket business segment, Barclays applied the $11.2 million value from the Party D bid. Barclays’ illustrative “sum-of-the-parts” calculations included the estimated effect of transaction costs (although there are numerous additional complexities and risks involved in executing separate sales of multiple business segments that were not quantified) and resulted in an equity value range of $10.11 to $10.78 per share of Common Stock.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board of Directors selected Barclays because of its familiarity with the Company and the domain industry and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to the Company in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, $500,000 became payable from the Company to Barclays upon the delivery of Barclays’ opinion, which is referred to as the “Opinion Fee”. The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the proposed transaction. Barclays will receive compensation of $2.4 million upon consummation of the Offer against which the amounts paid pursuant to the Opinion Fee will be credited. In addition, the Company has agreed to reimburse Barclays for a portion of its reasonable and documented out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for the Company in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, in the past two years, Barclays has acted as the Company’s financial advisor in connection with its sale of eNom Incorporated, a wholly-owned subsidiary of the Company, to Tucows in January 2017, for which it received aggregate compensation of $2.5 million. Barclays has not, in the past two years, performed any investment banking or financial services for which Barclays has received any fees from Parent or Purchaser. Barclays may perform various investment banking services for Parent and Purchaser in the future and would expect to receive customary fees for such services.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, Parent and Purchaser for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

(e) Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, each of Rightside’s executive officers and directors currently intend to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer.

(f) Certain Long Range Plans.

General.

Rightside does not, as a matter of course, publicly disclose long-range plans or financial projections as to its future financial performance. On June 2, 2017, Rightside’s management provided Rightside’s long-range plan to the Board in connection with its review of Rightside’s long-range planning and the strategic review process, which we refer to as the “Original Long-Range Plan”. In addition, on June 5, 2017, Rightside’s management provided an updated long-range plan to the Board, which probability-weighted three potential scenarios for the future performance of the Company on a standalone basis, which we refer to as the “Probability-Weighted Long-Range Plan” and, together with the Original Long-Range Plan, the “Long-Range Plans”.

The Long-Range Plans were the only long-range plans or financial projections with respect to Rightside provided by management to the Board, Parent, Purchaser and Barclays for the purpose of performing their financial analysis, and reflected the best currently available estimates and good faith judgments of the management of Rightside as to the future financial performance of Rightside. The management of Rightside directed Barclays to rely on the Probability-Weighted Long-Range Plan in performing its analysis and arriving at its fairness opinion attached as Annex I hereto.

Because the Long-Range Plans were made available to the Board, Parent, Purchaser, Barclays and their advisors, they are being included in this Statement. However, the inclusion of the Long-Range Plans should not be regarded as an indication that Rightside, the Board, Parent, Purchaser or their respective advisors considered, or now considers, such Long-Range Plans to be a reliable prediction of future results. The Long-Range Plans are not being included in this Schedule to influence any stockholder in making any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

Cautionary Statements regarding the Long-Range Plans. The Long-Range Plans were not prepared with a view toward public disclosure or with a view toward compliance with (1) GAAP; (2) the published guidelines of the SEC regarding projections and forward-looking statements; or (3) the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Pricewaterhouse Coopers LLP, our independent registered public accountant, nor any other independent accountants, have examined, reviewed, compiled or otherwise performed any procedures with respect to the Long-Range Plans, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, they assume no responsibility for, express no opinion on, and disclaim any association with, such information. The Long-Range Plans included in this Statement have been prepared by management of Rightside.

Although summaries of the Long-Range Plans are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by management, taking into account the relevant information available to management at the time. This information is not fact and should not be relied upon as being necessarily indicative of actual future results. Important factors that may affect actual results and cause the Long-Range Plans not to be achieved include general economic conditions, Rightside’s ability to achieve projected sales, accuracy of certain accounting assumptions, changes in actual or projected cash flows, competitive pressures and changes in tax laws. In addition, the Long-Range Plans do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Offer or the Merger. As a result, we cannot assure you that the Long-Range Plans could be realized, and actual results may be materially better or worse than those contained in the Long-Range Plans. The Long-Range Plans cover multiple years, and such information by its nature becomes less reliable with each successive year. The inclusion of the Long-Range Plans in this Statement should not be regarded as an indication that the Board, Rightside, Barclays, Purchaser, Parent or any of their respective affiliates or representatives or any other recipient of this information considered, or now considers, the Long-Range Plans to be predictive of actual future results. The summary of the Long-Range Plans is not included in this Statement in order to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares. Except as may be required by law, we do not intend to update or otherwise revise the Long-Range Plans to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Long-Range Plans are shown to be in error or no longer appropriate. In light of the foregoing factors and the uncertainties inherent in the Long-Range Plans, stockholders are urged to not place undue, if any, reliance on the Long-Range Plans included in this Statement.

The Long-Range Plans are forward-looking statements. Although Rightside believes the assumptions underlying the Long-Range Plans to be reasonable, all projections are inherently uncertain, and Rightside expects that there will be potentially material differences between actual and projected results. Such differences may result from the realization of any of numerous risks and uncertainties, including but not limited to the important factors listed below under the caption “Cautionary Note Regarding Forward-Looking Statements”, under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, our most recent Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, and our future filings with the SEC. Accordingly, there can be no assurance that the assumptions made in preparing the Long-Range Plans will prove accurate or that any of the results in the Long-Range Plans will be realized.

The Long-Range Plans include certain non-GAAP measures because management believed such measures would be useful to the Board in evaluating the prospects of the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with information presented under similar sounding captions used by other companies.

Original Long-Range Plan. The following table presents in summary form the Original Long-Range Plan, as prepared on a cash basis.

($ in millions)	FY 2017 Projected	FY 2018 Projected	FY 2019 Projected	FY 2020 Projected	FY 2021 Projected
Cash Revenue*	$63.3	$76.6	$95.5	$118.6	$142.8
Registrar Services	32.4	35.2	38.6	42.9	48.2
Registry Services	17.7	29.2	44.5	63.3	81.9
Aftermarket and Other	13.3	12.2	12.3	12.4	12.7

Cash Adjusted EBITDA	$4.2	$14.7	$28.8	$46.2	$63.8

*	Excludes intercompany eliminations.

As additional information, the following table presents in summary form the Original Long-Range Plan, as prepared based on GAAP revenue. Rightside is providing this additional information because, although management and the Board believe that the cash measures are useful in evaluating prospects of the Company, Rightside has historically communicated these metrics to its stockholders based on GAAP revenue and therefore these metrics may be more comparable to Rightside’s historical guidance. The distinction between the cash metrics provided in the table above and the GAAP metrics provided in the table below are primarily driven by the treatment of deferred revenue and deferred costs in accordance with GAAP.

($ in millions)	FY 2017 Projected	FY 2018 Projected	FY 2019 Projected	FY 2020 Projected	FY 2021 Projected
GAAP Revenue	$57.5	$69.6	$86.2	$107.2	$128.9
Registrar Services	31.0	33.3	36.0	39.8	44.6
Registry Services	14.8	25.7	39.6	56.9	73.7
Aftermarket and Other	13.2	12.2	12.3	12.4	12.7
Eliminations(1)	(1.5)	(1.6)	(1.7)	(1.9)	(2.1)

Adjusted EBITDA*	$(0.7)	$9.2	$21.7	$37.5	$53.2

*	Adjusted EBITDA was estimated based on GAAP Revenue projections.
(1)	Amount in the elimination line reflects the elimination of intercompany charges between our registrar and registry services businesses.

Probability-Weighted Long-Range Plan. The Probability-Weighted Long-Range Plan was weighted by probability estimates as follows:

•	the first scenario, which was consistent with the Original Long-Range Plan, weighted by management of Rightside with a 20% probability, assumed, among other things, aggressive growth targets through a combination of strong execution and industry tailwinds, and continued acceleration of growth in both registrar and registry businesses;

•	the second scenario, weighted by management of Rightside with a 15% probability, assumed, among other things, growth in the Name.com and registry businesses in line with industry compound annual growth rates of 5% and aggressive cuts in operating expenses by the end of 2017; and

•	the third scenario, weighted by management of Rightside with a 65% probability, assumed, among other things, the same assumptions as the second scenario, but with registry growth recovering starting in 2019 and returning to 25% growth, resulting in a 17% compound annual growth rate for the entire projection period.

The following table presents in summary form the Probability-Weighted Long-Range Plan, as prepared on a cash basis.

($ in millions)	FY 2017 Projected	FY 2018 Projected	FY 2019 Projected	FY 2020 Projected	FY 2021 Projected
Cash Revenue*	$57.5	$59.8	$67.2	$75.9	$85.5
Registrar Services	31.7	33.6	35.6	37.8	40.3
Registry Services	14.6	17.6	23.0	29.6	36.6
Aftermarket and Other	11.1	8.7	8.6	8.5	8.6

Cash Adjusted EBITDA	$1.1	$8.0	$12.7	$18.2	$24.1

*	Excludes intercompany eliminations.

As additional information, the following table presents in summary form the Probability-Weighted Long-Range Plan, as prepared based on GAAP revenue. Rightside is providing this additional information because, although management and the Board believe that the cash measures are useful in evaluating prospects of the Company, Rightside has historically communicated these metrics to its stockholders based on GAAP revenue and therefore these metrics may be more comparable to Rightside’s historical guidance. The distinction between the cash metrics provided in the table above and the GAAP metrics provided in the table below are primarily driven by the treatment of deferred revenue and deferred costs in accordance with GAAP.

($ in millions)	FY 2017 Projected	FY 2018 Projected	FY 2019 Projected	FY 2020 Projected	FY 2021 Projected
GAAP Revenue	$52.3	$54.7	$61.5	$69.6	$78.3
Registrar Services	30.4	32.1	34.1	36.2	38.6
Registry Services	12.2	15.5	20.5	26.6	33.0
Aftermarket and Other	11.1	8.7	8.6	8.5	8.6
Eliminations(1)	(1.5)	(1.5)	(1.6)	(1.7)	(1.9)

Adjusted EBITDA*	$(3.3)	$3.7	$7.9	$12.9	$18.4

*	Adjusted EBITDA was estimated based on GAAP Revenue projections.
(1)	Amount in the elimination line reflects the elimination of intercompany charges between our registrar and registry services businesses.

The following table presents in summary form the values used to calculate Free Cash Flow from the Probability-Weighted Long-Range Plan:

($ in millions)	FY 2017 Projected(1)	FY 2018 Projected	FY 2019 Projected	FY 2020 Projected	FY 2021 Projected
Cash Adjusted EBITDA	$1.1	$8.0	$12.7	$18.2	$24.1
Deduct:
Working Capital	—	—	—	—	—
Capital Expenditures	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Cash Taxes	(0.2)	(0.6)	(1.3)	(2.1)	(3.0)
Free Cash Flow	$(1.1)	$5.4	$9.4	$14.0	$19.1

(1)	As used in Barclays’ financial analysis (see “Opinion of Rightside’s Financial Advisor—Discounted Cash Flow Analysis” under Item 4(d) of this Schedule), for the second half of fiscal year 2017, the after-tax unlevered free cash flows were calculated as $1.5 million by taking the tax-affected earnings before interest and tax expense of $0.5 million, adding back depreciation and amortization of $2.0 million, subtracting capital expenditures of $1.0 million and an adjustment of $0.0 million for changes in working capital.

About Non-GAAP Financial Measures

Rightside defines Adjusted EBITDA as net income (loss) adjusted for interest, income taxes, depreciation and amortization, stock-based compensation, and certain gains, losses, and expenses that management does not believe are indicative of ongoing core business operating results. Adjusted EBITDA is a non-GAAP financial measure and its most directly comparable GAAP financial measure is GAAP net income (loss). Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. Rightside compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only as a supplement.

Consistent with Rightside’s historical practice, Rightside has not provided a complete reconciliation of its forward-looking Adjusted EBITDA to the comparable forward-looking GAAP financial measure, net income (loss), because we are unable to provide a forward-looking estimate of certain reconciling items between net income (loss) and Adjusted EBITDA forward-looking estimates, including: acquisition and realignment costs; advisory and consulting fees; provision for income taxes; and gain (loss) on other assets, net. None of Rightside, Parent, Purchaser, Barclays or their respective advisors or representatives were provided with or reviewed such a reconciliation in connection with discussions regarding the proposed transaction.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and possible benefits of the Offer and the Merger. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in the Company’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Further risks and uncertainties associated with the Offer and the Merger include: not meeting the applicable closing conditions of the Offer, including due to regulatory delay or other action; the risk that the Company’s customers may delay or refrain from purchasing the Company’s services due to uncertainties about the Company’s future; the risk of other offers relating to the purchase of shares or other assets of the Company or its affiliates; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk that litigation is commenced, which might result in significant costs or other significant adverse effects on the Offer or the Merger. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of the Company concerning the Offer or the Merger.

Barclays Capital Inc. The Board of Directors selected Barclays as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the

Offer and the Merger. Pursuant to a letter agreement, dated June 21, 2016 (and as amended June 6, 2017), Rightside engaged Barclays to act as its financial advisor in connection with the possible sale of Rightside. The Opinion Fee of $500,000 became payable from the Company to Barclays upon the delivery of Barclays’ opinion. Barclays will receive compensation of $2.4 million upon consummation of the Offer against which the amounts paid pursuant to the Opinion Fee will be credited. In addition, Rightside has agreed to reimburse Barclays for a portion of its reasonable and documented out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion. Separately, Barclays acted as the Company’s financial advisor in connection with its sale of eNom Incorporated, a wholly-owned subsidiary of the Company, to Tucows in January 2017, for which it received aggregate compensation of $2.5 million.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
Rightside	5/1/17	Acquired pursuant to Rightside’s stock repurchase program	3,521	$9.9644
Rightside	5/2/17	Acquired pursuant to Rightside’s stock repurchase program	2,100	$10.0000
Rightside	5/3/17	Acquired pursuant to Rightside’s stock repurchase program	5,176	$9.9595
Rightside	5/4/17	Acquired pursuant to Rightside’s stock repurchase program	6,700	$9.9637
Rightside	5/5/17	Acquired pursuant to Rightside’s stock repurchase program	2,843	$9.9916
Rightside	5/8/17	Acquired pursuant to Rightside’s stock repurchase program	100	$10.0000
Rightside	5/9/17	Acquired pursuant to Rightside’s stock repurchase program	6,100	$10.0000
Rightside	5/10/17	Acquired pursuant to Rightside’s stock repurchase program	6,100	$9.9559
Rightside	5/11/17	Acquired pursuant to Rightside’s stock repurchase program	6,100	$9.5939
Rightside	5/12/17	Acquired pursuant to Rightside’s stock repurchase program	6,100	$9.3555
Rick Danis	5/15/17	Acquired shares of common stock upon vesting of a restricted stock unit award	7,934	$0.00
Rick Danis	5/15/17	Forfeiture of stock for taxes	2,966	$9.33
Matt Delgado	5/15/17	Acquired shares of common stock upon vesting of a restricted stock unit award	5,288	$0.00
Matt Delgado	5/15/17	Forfeiture of stock for taxes	1,450	$9.33
Rightside	5/15/17	Acquired pursuant to Rightside’s stock repurchase program	4,074	$9.4390
Diane Irvine	5/15/17	Acquired shares of common stock upon vesting of a restricted stock unit award	1,793	$0.00
Tracy Knox	5/15/17	Acquired shares of common stock upon vesting of a restricted stock unit award	12,532	$0.00
Tracy Knox	5/15/17	Forfeiture of stock for taxes	4,683	$9.33

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
Wayne MacLaurin	5/15/17	Acquired shares of common stock upon vesting of a restricted stock unit award	8,447	$0.00
Wayne MacLaurin	5/15/17	Forfeiture of stock for taxes	3,157	$9.33
Robert J. Majteles	5/15/17	Acquired shares of common stock upon vesting of a restricted stock unit award	1,793	$0.00
Taryn Naidu	5/15/17	Acquired shares of common stock upon vesting of a restricted stock unit award	27,461	$0.00
Taryn Naidu	5/15/17	Forfeiture of stock for taxes	10,259	$9.33
David Panos	5/15/17	Acquired shares of common stock upon vesting of a restricted stock unit award	1,793	$0.00
James Quandt	5/15/17	Acquired shares of common stock upon vesting of a restricted stock unit award	1,793	$0.00
Richard Spalding	5/15/17	Acquired shares of common stock upon vesting of a restricted stock unit award	1,793	$0.00
Rightside	5/16/17	Acquired pursuant to Rightside’s stock repurchase program	8,600	$9.4858
Wayne MacLaurin	5/16/17	Sale of stock	2,002	$9.3976
Rightside	5/17/17	Acquired pursuant to Rightside’s stock repurchase program	7,767	$9.2174
Rightside	5/18/17	Acquired pursuant to Rightside’s stock repurchase program	8,600	$9.0568
Rightside	5/19/17	Acquired pursuant to Rightside’s stock repurchase program	8,600	$8.9216
Rightside	5/22/17	Acquired pursuant to Rightside’s stock repurchase program	8,700	$9.2143
Rightside	5/23/17	Acquired pursuant to Rightside’s stock repurchase program	6,679	$9.2228
Rightside	5/24/17	Acquired pursuant to Rightside’s stock repurchase program	4,487	$9.1113
Diane Irvine	5/25/17	Acquired shares of common stock upon vesting of a restricted stock unit award	857	$0.00
Robert J. Majteles	5/25/17	Acquired shares of common stock upon vesting of a restricted stock unit award	857	$0.00
David Panos	5/25/17	Acquired shares of common stock upon vesting of a restricted stock unit award	1,713	$0.00
David Panos	5/25/17	Sale effected pursuant to Rule 10b5-1 trading plan	685	$9.1845
David Panos	5/25/17	Sale effected pursuant to Rule 10b5-1 trading plan	329	$9.1845
James Quandt	5/25/17	Acquired shares of common stock upon vesting of a restricted stock unit award	857	$0.00
Richard Spalding	5/25/17	Acquired shares of common stock upon vesting of a restricted stock unit award	857	$0.00
Rightside	5/25/17	Acquired pursuant to Rightside’s stock repurchase program	4,100	$9.1895
Rightside	5/26/17	Acquired pursuant to Rightside’s stock repurchase program	4,583	$9.3310
Rightside	5/30/17	Acquired pursuant to Rightside’s stock repurchase program	2,300	$9.1887

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
Rightside	5/31/17	Acquired pursuant to Rightside’s stock repurchase program	8,300	$9.1540
Rightside	6/1/17	Acquired pursuant to Rightside’s stock repurchase program	7,583	$9.4017
Rightside	6/2/17	Acquired pursuant to Rightside’s stock repurchase program	2,263	$9.9158
Rightside	6/5/17	Acquired pursuant to Rightside’s stock repurchase program	8,000	$9.9148
Rightside	6/6/17	Acquired pursuant to Rightside’s stock repurchase program	10,400	$9.7174
Rightside	6/7/17	Acquired pursuant to Rightside’s stock repurchase program	10,400	$9.7881

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to a tender offer or other acquisition of the Company securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 2, 3 and 4 of this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Rightside’s named executive officers (which is the same group as the Executives) that is based on or otherwise relates to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such terms to describe the Merger-related compensation payable to Rightside’s named executive officers.

The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the Merger in the circumstances described below and as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company”, which is incorporated herein by reference. Severance and other payments have been calculated based on the named executive officer’s current base salary and target bonus opportunity. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that (i) the Effective Time occurred on June 23, 2017 and all equity awards outstanding as of June 23, 2017 remained outstanding on such date, (ii) all outstanding equity awards will be treated as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company”, (iii) the named executive officer will each undergo a Change of Control Qualifying Termination immediately following the Effective Time, and (iv) the named executive officer will each receive the maximum payments under the applicable Employment Agreement for the full severance period and no payments are reduced pursuant to the better-of provision as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company.”

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reim- bursement ($)	Other ($)(4)	Total ($)
Taryn Naidu	400,000	3,333,856	—	20,108	—	340,000	4,093,964
Tracy Knox	250,500	1,429,693	—	7,369	—	183,700	1,871,262
Rick Danis	125,000	807,779	—	8,314	—	87,500	1,028,594
Wayne MacLaurin	129,500	874,029	—	8,314	—	90,650	1,102,494
Matthew Delgado	62,500	743,630	—	—	—	75,000	881,130

(1)	Pursuant to the terms of the applicable Employment Agreement entered into between each named executive officer (also referred to in this Item 8 as an Executive) and Rightside, if the Executive is terminated (1) by Rightside without “cause” (as defined in the applicable Employment Agreement), (2) by the Executive for “good reason” (as defined in the applicable Employment Agreement) or (3) by reason of the Executive’s death or “disability” (as defined in the applicable Employment Agreement) (together, a “Qualifying Termination”), including if such Qualifying Termination occurs within 90 days prior to (or for Mr. Naidu, on or within 120 days prior to), or within one-year following a “change in control” (as defined in the applicable Employment Agreement and including the Merger) (such Qualifying Termination, a “Change of Control Qualifying Termination”), then subject to the Executive’s timely execution and non-revocation of a release of claims in favor of the Company, the Executive will be entitled to receive the following double trigger benefits: (i) for Mr. Naidu, an amount equal to one year of Mr. Naidu’s salary then in effect on the termination date, payable in equal installments through the one-year anniversary of the termination date, (or, if earlier, March 15 of the calendar year immediately following the calendar year that includes the termination date) plus lump sum payments of any accrued but unpaid prior year bonus, and accrued but unpaid pro-rated bonus for the partial calendar year in which the termination occurs; (ii) for Ms. Knox, an amount equal to nine months of Ms. Knox’s salary then in effect on the termination date, payable in equal installments through the nine- month anniversary of the termination date, plus a lump sum payment in an amount equal to any accrued but unpaid prior year bonus; (iii) for Mr. Danis, an amount equal to six months of Mr. Danis’ salary then in effect on the termination date, payable in equal installments through the six-month anniversary of the termination date, plus a lump sum payment in an amount equal to any accrued but unpaid prior year bonus; (iv) for Mr. MacLaurin, an amount equal to six months of Mr. MacLaurin’s salary then in effect on the termination date, payable in equal installments through the six-month anniversary of the termination date and a lump sum payment in an amount equal to any accrued but unpaid prior year bonus; and (v) for Mr. Delgado, a lump sum payment in an amount equal to three months’ salary then in effect on the termination date and a lump sum payment in an amount equal to any accrued but unpaid prior year bonus. If (i) Mr. Naidu is terminated in fiscal year 2017 and (ii) Rightside decides to pay fiscal year 2017 bonuses regardless of whether an Executive is terminated, he will not receive both his fiscal year 2017 bonus paid (as discussed in footnote 4) and the pro-rated portion of his bonus payable upon a Qualifying Termination as set forth in his Employment Agreement. For purposes of this table, the Company has assumed Mr. Naidu’s fiscal year 2017 bonus will be paid at 100% of target and he will not receive a pro-rated portion of his bonus upon a Qualifying Termination. As of the date of this filing, there are no accrued but unpaid prior year bonuses so the values reflected in the table above solely reflect severance payable based on the Executive’s salary.

(2)	Pursuant to the terms of the Merger Agreement, all Options with a per Share exercise price below $10.60 will be cancelled in exchange for a cash payment (a single-trigger benefit). Pursuant to the terms of the applicable Employment Agreement entered into between each Executive and Rightside, upon a Change of Control Qualifying Termination, and subject to the Executive’s timely execution and non-revocation of a release of claims in favor of the Company, all outstanding equity awards held by each Executive will conditionally vest and become exercisable on the later of the termination date or the date of the change in control (a double-trigger benefit). Please see “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company” for a description of the treatment of Options and RSUs in connection with the Merger.

The values in the table above include value attributed to both unvested In-the-Money Options and outstanding RSUs. The value of unvested In-the-Money Options was calculated based on (i) the number of unvested Options as of June 23, 2017 (assuming all Options will remain outstanding on such date and vest in accordance with their original vesting schedule) with an exercise price below $10.60 per Share, multiplied by (ii) the difference between $10.60 and the per Share exercise price of the Option (and is reflected in the table below under the heading “Option Consideration for Unvested Options”). The value of the RSUs was based on the (i) number of unvested RSUs as of June 23, 2017 (assuming all RSUs will remain outstanding on such date and vest in accordance with their original vesting schedule), multiplied by (ii) $10.60 (and is reflected in the table below under the heading “RSU Consideration for Outstanding RSUs”). The following table further quantifies these amounts:

Name	Shares Subject to Unvested In-the-Money Options (#)	Option Consideration for Unvested Options ($)	RSUs Subject to Outstanding RSUs (#)	RSU Consideration for Outstanding RSUs ($)	Total ($)
Taryn Naidu	301,134	$602,172	257,706	$2,731,684	$3,333,856
Tracy Knox	141,711	$283,377	108,143	$1,146,316	$1,429,693
Rick Danis	38,003	$80,566	68,605	$727,213	$807,779
Wayne MacLaurin	38,003	$80,566	74,855	$793,463	$874,029
Matthew Delgado	38,004	$80,568	62,553	$663,062	$743,630

(3)	Pursuant to the terms of the applicable Employment Agreement entered into between each Executive and Rightside, upon a Qualifying Termination (including a Change of Control Qualifying Termination), then subject to the Executive’s timely execution and non-revocation of a release of claims in favor of the Company, the Executive will be entitled to receive Rightside subsidized healthcare continuation coverage for Executive and his or her eligible dependents as follows (a double trigger benefit): (i) for Mr. Naidu, for up to a one-year period following the termination date; (ii) for Ms. Knox, for up to a nine-month period following the termination date; (iii) for Mr. Danis, for up to a six-month period following the termination date; (iv) for Mr. MacLaurin for up to a six-month period following the termination date; and (v) for Mr. Delgado, for up to a three-month period following the termination date. As of the date of this filing, Mr. Delgado does not participate in the Company’s healthcare programs.

(4)	Assumes the Company pays fiscal year 2017 bonuses at 100% of target levels in connection with the Merger (a single trigger benefit). The values in the table above assume that the Executive’s target bonus as in effect as of June 13, 2017, will not change.

Stockholder Approval Not Required; Merger Pursuant to Section 251(h). Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Rightside’s stockholders, in accordance with Section 251(h) of the DGCL.

Delaware Anti-Takeover Law. Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board of Directors approved for purposes of Section 203 the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and Purchaser by virtue of such actions.

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed a Premerger Notification and Report Form on June 21, 2017 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger, and the required waiting period with respect to the Offer and the Merger will expire 15 calendar days after such filing unless earlier terminated by the FTC and the Antitrust Division or Parent and Purchaser receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Parent or Purchaser, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance by Parent and Purchaser with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Parent’s and Purchaser’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. The Company has filed its Premerger Notification and Report Form on June 20, 2017 in connection with the Offer, and could possibly receive a Second Request from either the FTC or the Antitrust Division. Failure by the Company to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.

ICANN Approval. Pursuant to the terms of the Merger Agreement, the consummation of the Offer is conditioned on, among other things, the Company providing applicable advance notice to the Internet Corporation for Assigned Names and Numbers (“ICANN”), and ICANN not having expressly denied or withheld its consent to the transaction by the applicable time periods set forth in the Company’s registry agreements with ICANN. On June 13, 2017 the Company provided the applicable advance notice to ICANN. ICANN’s time period to expressly deny or withhold its consent will expire on July 13, 2017.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or a “holder of shares” are to the record holder of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex II, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for demanding and perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex II.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights may be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of Shares who asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of the Company’s Common Stock as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of such shares exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective time of the merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that if at any time before the Delaware Court of Chancery enters judgment in the appraisal proceeding, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•	You must deliver to Rightside (at the address set forth below) a written demand for appraisal of your Shares by the later of: (1) the consummation of the Offer, which we anticipate will be midnight (i.e., one minute after 11:59 pm) (New York City Time) on July 26, 2017, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) under the Exchange Act) after the date on which the Offer was first commenced (within the meaning of Rule 14d-2 under the Exchange Act), unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement; and (2) 20 days after the mailing of this Schedule (which date of mailing was June 27, 2017). The demand must reasonably inform Rightside of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

In addition, one of the ownership thresholds must be met.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those stockholders of Rightside who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 of the DGCL and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Rightside Group, Ltd.

5808 Lake Washington Blvd. NE, Suite 300

Kirkland, WA 98033

(425) 298-2500

Attention: General Counsel

Mere failure to execute and return a letter of transmittal, or failure to delivery stock certificates, does not satisfy the requirements of Section 262 of the DGCL for demanding appraisal. Rather, a separate written demand for appraisal must be properly executed and timely delivered as described herein. The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal must be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Rightside is under no obligation to, and has no present intention to, file a petition and holders should not assume that Rightside will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice is provided to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. The Delaware Court of Chancery will dismiss appraisal proceedings as to all Rightside stockholders who assert appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of Rightside’s Common Stock as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of the shares for which appraisal rights have been pursued and perfected exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal and that at least one of the ownership thresholds has been satisfied in respect of the Rightside stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the surviving corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the surviving corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the

Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering exercising appraisal rights should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Rightside believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Rightside nor Donuts anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Rightside and Donuts reserve the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights or that none of the ownership thresholds is met. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has demanded appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time or if none of the ownership thresholds is met, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as Rightside has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Rightside a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor, which is equal to the Offer Price, without interest.

The foregoing summary of the rights of Rightside’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Rightside desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule.

Item 9.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated June 27, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017 )

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(a)(1)(F)	Summary Advertisement as published in The New York Times on June 27, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(a)(2)*	Letter to stockholders dated June 27, 2017 to stockholders of the Company

(a)(3)*	Opinion of Barclays Capital Inc., dated June 13, 2017 (included as Annex I to this Statement)

(a)(4)	Joint Press Release issued by the Company and Parent on June 14, 2017 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC by the Company on June 14, 2017).

(e)(1)	Agreement and Plan of Merger, dated June 13, 2017, among the Company, Purchaser and Parent (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 14, 2017)

(e)(2)	Confidentiality Agreement, dated as of March 27, 2017, as amended between Parent and the Company, as amended (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(e)(3)	Rightside Group, Ltd. Incentive Award Plan (incorporated by reference to Exhibit 10.5 to the Company’s Amendment No. 6 to Registration Statement on Form 10 filed on July 14, 2014 (File No. 001-36262))

(e)(4)	Rightside Group, Ltd. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company’s Amendment No. 6 to Registration Statement on Form 10 filed on July 14, 2014 (File No. 001-36262))

(e)(5)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.17 to Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on July 3, 2014 (File No. 001-36262))

(e)(6)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.18 to Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on July 3, 2014 (File No. 001-36262))

(e)(7)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.15 to Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on July 3, 2014 (File No. 001-36262))

Exhibit Number	Description

(e)(8)	Employment Agreement between the Company, Rightside Operating Co. and Taryn J. Naidu, dated January 10, 2014 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form 10 filed on January 13, 2014 (File No. 001-36262))

(e)(9)	Employment Agreement between the Company, Rightside Operating Co. and Tracy Knox, dated January 6, 2014 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form 10 filed on January 13, 2014 (File No. 001-36262))

(e)(10)	Employment Agreement between the Company, Rightside Operating Co. and Wayne M. MacLaurin, dated February 19, 2014 (incorporated by reference to Exhibit 10.9 to Amendment No. 3 to the Company’s Registration Statement on Form 10 filed on May 20, 2014 (File No. 001-36262))

(e)(11)	Amended and Restated Employment Agreement between the Company, Rightside Operating Co. and Rick Danis, dated February 14, 2014 (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Company’s Registration Statement on Form 10 filed on April 18, 2014 (File No. 001-36262))

(e)(12)	Non-executive Chairman Agreement between the Company, Demand Media, Inc. and David E. Panos, dated January 9, 2014 (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form 10 filed on January 13, 2014 (File No. 001-36262))

(e)(13)	Non-Executive Chairman Agreement between the Company and David E. Panos, dated June 5, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 7, 2017 (File No. 001-36262))

(e)(14)	Amendment to Non-Executive Chairman Agreement between the Company, David E. Panos and Demand Media, Inc., dated June 24, 2014 (incorporated by reference to Exhibit 10.16 to Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on July 3, 2014 (File No. 001-36262))

(e)(15)	Amended and Restated Employment Agreement between Demand Media and Matthew Delgado, dated July 2013 (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K filed on March 15, 2017 (File No. 001-36262)

(e)(16)	Amendment to Employment Agreement between the Company and Matt Delgado, dated June 6, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 7, 2017 (File No. 001-36262))

(e)(17)	Assignment, Assumption and Amendment Agreement between Demand Media, Inc., the Company and Matthew Delgado, dated August 1, 2014 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed on March 15, 2017 (File No. 001-36262)

(g)	Not Applicable.

Annex I*	Opinion of Barclays Capital Inc., dated June 13, 2017

Annex II*	Section 262 of the General Corporation Law of the State of Delaware

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIGHTSIDE GROUP, LTD.

By:	/s/ Taryn J. Naidu
Taryn J. Naidu Chief Executive Officer

Dated: June 27, 2017

Annex I

[Barclays Letterhead]

CONFIDENTIAL

June 13, 2017

Board of Directors

Rightside Group, Ltd.

5808 Lake Washington Boulevard NE

Suite 300

Kirkland, Washington 98033

Members of the Board of Directors:

We understand that Rightside Group, Ltd. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Donuts Inc. (“Parent”) and DTS Sub Inc., a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Acquiror Group”), pursuant to which, among other things, Purchaser will commence a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of the common stock, $0.0001 par value per share, of the Company (the “Shares”) for $10.60 per share in cash (the “Consideration”) and, following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) and each Share (other than Shares held by the Company or any of its wholly-owned subsidiaries, held in the Company’s treasury, held by Parent, Purchaser, any wholly-owned subsidiaries of Parent or holders of Dissenting Shares (as defined in the Agreement (as defined below))) will be converted into the right to receive the Consideration (the Merger, together with the Offer, being the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger by and among the Company, Parent and Purchaser, to be dated on or about June 13, 2017 (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the holders of the Company’s common stock (the “Stockholders”) of the Consideration to be offered to the Stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the Stockholders of the Company in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of June 12, 2017 and the specific terms of the Proposed Transaction as set forth therein; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017, September 30, 2016, June 30, 2016 and March 31, 2016, respectively; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company for calendar years 2017, 2018, 2019, 2020 and 2021 as prepared by management of the Company (the “Management Projections”); (4) probability weighted Management Projections prepared by management of the Company reflecting the best currently available assumptions and estimates of management of the Company (the “Probability Weighted Management Projections”); (5) a trading history of the Company’s common stock from June 13, 2016 to June 13,

2017 and a comparison of that trading history with those of other companies that we deemed relevant; (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; and (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Management Projections and Probability Weighted Management Projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. At the direction of the management of the Company, we relied on the Probability Weighted Management Projections in performing our analysis and arriving at our opinion. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the Stockholders of the Company in the Proposed Transaction is fair to the Stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and to indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we acted as the Company’s financial advisor in connection with its sale of eNom Incorporated, a wholly-owned subsidiary of the Company. We have not, in the past two years, performed any investment banking or financial services for which we have received any fees from the Acquiror Group. We may perform various investment banking services for the Acquiror Group in the future and would expect to receive customary fees for such services.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and the Acquiror Group for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any Stockholder of the Company as to whether to accept the Consideration to be offered to the Stockholders in connection with the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.
BARCLAYS CAPITAL INC.

Annex II

DELAWARE GENERAL CORPORATION LAW SECTION 262 – APPRAISAL RIGHTS

§ 262 Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22, 79 Del. Laws, c. 122, § 12 and 80 Del. Laws, c. 265, § 18]

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13; 77 Del. Laws, c. 253, §§ 47-50; 77 Del. Laws, c. 290, §§ 16, 17; 79 Del. Laws, c. 72, §§ 10, 11; 79 Del. Laws, c. 122, §§ 6, 7; 80 Del. Laws, c. 265, §§ 8-11.;

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated June 27, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017 )

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(a)(1)(F)	Summary Advertisement as published in The New York Times on June 27, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(a)(2)*	Letter to stockholders dated June 27, 2017 to stockholders of the Company

(a)(3)*	Opinion of Barclays Capital Inc., dated June 13, 2017 (included as Annex I to this Statement)

(a)(4)	Joint Press Release issued by the Company and Parent on June 14, 2017 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC by the Company on June 14, 2017).

(e)(1)	Agreement and Plan of Merger, dated June 13, 2017, among the Company, Purchaser and Parent (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 14, 2017)

(e)(2)	Confidentiality Agreement, dated as of March 27, 2017, as amended between Parent and the Company, as amended (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Purchaser on June 27, 2017)

(e)(3)	Rightside Group, Ltd. Incentive Award Plan (incorporated by reference to Exhibit 10.5 to the Company’s Amendment No. 6 to Registration Statement on Form 10 filed on July 14, 2014 (File No. 001-36262))

(e)(4)	Rightside Group, Ltd. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company’s Amendment No. 6 to Registration Statement on Form 10 filed on July 14, 2014 (File No. 001-36262))

(e)(5)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.17 to Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on July 3, 2014 (File No. 001-36262))

(e)(6)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.18 to Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on July 3, 2014 (File No. 001-36262))

(e)(7)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.15 to Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on July 3, 2014 (File No. 001-36262))

(e)(8)	Employment Agreement between the Company, Rightside Operating Co. and Taryn J. Naidu, dated January 10, 2014 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form 10 filed on January 13, 2014 (File No. 001-36262))

Exhibit Number	Description

(e)(9)	Employment Agreement between the Company, Rightside Operating Co. and Tracy Knox, dated January 6, 2014 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form 10 filed on January 13, 2014 (File No. 001-36262))

(e)(10)	Employment Agreement between the Company, Rightside Operating Co. and Wayne M. MacLaurin, dated February 19, 2014 (incorporated by reference to Exhibit 10.9 to Amendment No. 3 to the Company’s Registration Statement on Form 10 filed on May 20, 2014 (File No. 001-36262))

(e)(11)	Amended and Restated Employment Agreement between the Company, Rightside Operating Co. and Rick Danis, dated February 14, 2014 (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Company’s Registration Statement on Form 10 filed on April 18, 2014 (File No. 001-36262))

(e)(12)	Non-executive Chairman Agreement between the Company, Demand Media, Inc. and David E. Panos, dated January 9, 2014 (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form 10 filed on January 13, 2014 (File No. 001-36262))

(e)(13)	Non-Executive Chairman Agreement between the Company and David E. Panos, dated June 5, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 7, 2017 (File No. 001-36262))

(e)(14)	Amendment to Non-Executive Chairman Agreement between the Company, David E. Panos and Demand Media, Inc., dated June 24, 2014 (incorporated by reference to Exhibit 10.16 to Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on July 3, 2014 (File No. 001-36262))

(e)(15)	Amended and Restated Employment Agreement between Demand Media and Matthew Delgado, dated July 2013 (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K filed on March 15, 2017 (File No. 001-36262)

(e)(16)	Amendment to Employment Agreement between the Company and Matt Delgado, dated June 6, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 7, 2017 (File No. 001-36262))

(e)(17)	Assignment, Assumption and Amendment Agreement between Demand Media, Inc., the Company and Matthew Delgado, dated August 1, 2014 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed on March 15, 2017 (File No. 001-36262)

(g)	Not Applicable.

Annex I*	Opinion of Barclays Capital Inc., dated June 13, 2017

Annex II*	Section 262 of the General Corporation Law of the State of Delaware

*	Filed herewith